UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Lick Ice Creams LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Texas

　　Date of organization
　　March 12, 2011

Physical address of issuer
2000 Windy Terrace, Suite 3D, Cedar Park, TX 78613

Website of issuer
https://www.ilikelick.com/

Name of intermediary through which the Offering will be conducted
MicroVentures Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Silicon Valley Bank, a division of First-Citizens Bank & Trust Company

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
February 12, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
105

	Most recent fiscal year-end (December 31, 2022)	Prior fiscal year-end (December 31, 2021)
Total Assets	$3,022,298	$2,046,404
Cash & Cash Equivalents	$110,559	$439,207
Accounts Receivable	$59,710	$12,764
Short-term Debt	$489,319	$831,144
Long-term Debt	$3,036,329	$907,528
Revenues/Sales	$3,841,308	$2,842,079
Cost of Goods Sold	$1,589,464	$1,141,666
Taxes Paid*	$4,937	$1,300
Net Income/(Loss)	($507,332)	$88,700

*Taxes paid represents state franchise taxes paid to the State of Texas.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 14, 2023

FORM C

Up to $1,235,000.00

Lick Ice Creams



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Lick Ice Creams, a Texas Limited Liability Company (the "Company," "Lick Honest Ice Creams," "Lick," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,235,000.00	$61,750.00	$1,173,250.00

(1)   Excludes escrow costs and fees to the Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.ilikelick.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 14, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR

FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

SILICON VALLEY BANK, A DIVISION OF FIRST-CITIZENS BANK & TRUST COMPANY, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE

MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.ilikelick.com/.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Lick Ice Creams (the "Company," "Lick Honest Ice Creams," or "Lick") is a Texas Limited Liability Company, formed on March 12, 2011.

The Company is located at 2000 Windy Terrace, Suite 3D, Cedar Park, TX 78613.

The Company primarily conducts business in the State of Texas and sells its ice cream products online, which can be delivered to all 50 U.S. states.

The Company's website is https://www.ilikelick.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Lick Ice Creams offers farm-to-scoop ice cream crafted from responsibly sourced, peak-season ingredients from local farmers and Texas food artisans, creating a delicious, soy-free, palm-oil free, and preservative-free product. Ultimately our vision for Lick Ice Creams is for it to grow into a national brand with shop locations and wholesale partners from coast to coast.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)[1]	$25,500 Principal Amount
Maximum amount of Crowd Notes	$1,235,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached) [1]	$1,259,700 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 12, 2024
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 50 hereof.

(1)   Inclusive of the two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering to which the Intermediary is entitled at the conclusion of the offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. If our plans prove to be unsuccessful, investors may lose all or a substantial part of their investment. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement our business plan. Additionally, the Board has a right to discretionary use of proceeds from this offering. We may not be successful in implementing our business plan, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment. The Board may also exercise its discretion poorly in how the proceeds from this offering are used, and, in such event, the Company will likely fail, which could lead to a complete loss of your investment.

The proceeds raised in this offering may not be sufficient to enable the Company to develop its business.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

The speculative nature of our business could result in unpredictable results and a loss of your investment.
The ice cream industry is extremely competitive, and the commercial success of any product is often dependent on factors beyond our control, including but not limited to market acceptance, distributor performance, and retailers' prominently shelving and selling our products. We may experience substantial cost overruns in manufacturing and marketing our products and may not have sufficient capital to meet our goals. We may also incur uninsured losses for liabilities which may arise in the ordinary course of business in the manufacturing industry, or which are unforeseen, including but not limited to trademark infringement, copyright infringement, patent infringement, product liability, and employment liability.

We may require more capital than we currently anticipate and if we are unable to secure such additional capital, the Company may fail, and you may lose your entire investment.
Our anticipated capital needs and the revenue we anticipate generating may not be sufficient in achieving our desired growth goals. We may not be able to generate as much revenue as is currently anticipated and our development costs may increase such that we may require more capital than we currently anticipate. If this were to occur, we may be forced to secure additional sources of capital. If we cannot secure the additional capital we may require, the Company may fail, which will result in the loss of your investment.

11

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier, who are the CFO, CEO, and co-founder of the Company, respectively. The Company has entered into an employment agreement with Alejandro Navarro, Anthony Sobotik, and Chad Palmatier, although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Alejandro Navarro, Anthony Sobotik, and Chad Palmatier could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier, we do not have any key man life insurance policies on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier.

We are dependent on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Alejandro Navarro, Anthony Sobotik, and Chad Palmatier dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit. Accordingly, you have no audited financial information regarding our capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in our Company.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize an artisanal ice cream business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any young company encounters.
Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

We rely on other companies to provide raw materials and basic ingredients for our products.

We depend on these suppliers to meet our obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we acquire such items do not provide such raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

Quality management plays an essential role in determining and meeting customer requirements, preventing quality issues, improving the Company's products and customer service and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may plan to implement new lines of business or offer new products within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

In general, demand for our products is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the

U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase, and our operational flexibility could be significantly reduced.
Our physical store locations employ a number of employees, who may unionize and cause us to experience unanticipated financial and operational costs. Failing to maintain a positive working environment, which includes competitive wages, may increase the risk of our employees unionizing.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw ingredients, including milk, most notably. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We rely on significant quantities of milk as well as plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our supplier facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness, or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Lick Ice Creams is subject to the laws for Retail Food Establishments under State of Texas Health and Human Services. Each location is required to carry permits, abide by the health and safety codes, and participate in health inspections on an annual basis.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The artisanal ice cream business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of artisanal ice cream products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among ice cream products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free, and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding ice cream or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing, or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of ice cream products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw ingredients, including our main ingredient, milk. In addition, we purchase and use significant quantities of film, paper, and plastic sheeting to package our products. In recent periods, the price of milk has been priced above its respective averages. We may realize some negative effects from these high prices in the form of increased cost of goods sold, resulting in lower gross profit margins, and/or lower sales if we decide to pass along the increased cost of goods sold onto consumers.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our

ingredient requirements. The dairy and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company, or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value and may not be indicative of the fair value of the securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.
A public market does not currently exist for the Securities, and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities or getting any liquidity on their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers, or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering ("IPO"). If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on

which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the holders of the Company's membership units for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of formation, a liquidation of our Company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the holders of the Company's membership units for a vote. The intermediary does not have any fiduciary duty to you to vote membership units of the Company in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors, and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 44.63% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Lick Ice Creams offers farm-to-scoop ice cream crafted from responsibly sourced, peak-season ingredients from local farmers and Texas food artisans, creating a delicious, soy-free, palm-oil free, and preservative-free product. The company is committed to sustainability, supporting the Texas community, and creating unique and exciting flavors. Since inception in 2011, the company has established eight brick-and-mortar "Scoop Shops" across Texas in Austin, San Antonio, College Station, and Houston. The company also offers national delivery across the country, enabling customers to get craft batch ice cream delivered to their door at any time of the year.

Business Plan

Lick's growth plans in the Texas region currently involve expanding its physical store footprint across select cities, including Austin, San Antonio, College Station, and Houston. As it expands across the state, Lick's Texas locations are expected to serve as a foundation for potential national expansion.

The Company believes site selection is key to the success of an individual scoop shop, hence it is getting a large amount of the leadership team's focus and attention, which involves working with third-party real estate firms to select a site and develop it from the ground up. The Company also plans to pursue a co-packing initiative with some of the proceeds from this raise. The goal of working with co-packers is to reduce scoop shop costs while maintaining Lick's ability to produce unique seasonal flavors.

Lick believes its commitment to use clean, ethically-sourced ingredients and support local farms and food artisans make it well positioned in the premium ice cream market. Lick uses homogenized milk and avoids all use of palm oil, corn, and soy. This aligns well with macro trends in consumer markets of moving towards healthier ingredients and a sustainable supply chain.[1] Lick has been a steward of these principles since it opened over a decade ago.

Lick Ice Creams currently generates revenue from selling ice cream at its brick-and-mortar Scoop Shops, wholesale to retail grocery stores, and online through an e-commerce model.

Retail: Wholesale & Scoop Shops

Lick's pints and sandwiches are sold to retail grocery stores at varying prices, dependent on the flavor ordered. Wholesale pricing for pints is between $6 and $7 and is approximately $4 for sandwiches.

Within its scoop shops, prices for its ice cream products vary, but in general the company's in-store pricing includes:

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[1] https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/hungry-and-confused-the-winding-road-to-conscious-eating

TO-GO	SIZES		TOPPINGS	SAUCES	CONES
Pint $9.99	Small 1 to 2 flavors	$5.29	Whipped Cream	Chocolate	Waffle Cone or Waffle Bowl $1.25
Ice Cream Sandwich $5.99	Medium Up to 3 flavors	$6.49	Sprinkles Chocolate Cookie Crumble	Caramel	Cake Cone $0.25
	Large Up to 4 flavors	$7.59	Toasted Texas Pecans	Seasonal	
	Fundae	$9.19	$0.75 each	$0.75 each	

Online

Lick's products can also be purchased online through Goldbelly and shipped nationwide.[2]

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ice Cream Pints	Artisanal ice cream made with high quality ingredients	Regional Texas markets in and around Austin, San Antonio, College Station, and Houston
Ice Cream Sandwiches	Artisanal ice cream sandwiches made with high quality ingredients	Regional Texas markets in and around Austin, San Antonio, College Station, and Houston

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers, especially seasonal flavors which are offered exclusively in our scoop shops.

We offer our product primarily through scoop shops located in central Texas as well as through wholesale partnerships. Our products can also be purchased online through Goldbelly, which are then shipped in insulated shipping boxes.

Competition

The Company competes with national ice cream brands such as Jeni's Splendid Ice Creams and Ben and Jerry's, which have physical storefronts throughout Texas and are sold in the same grocery stores (Whole Foods and Central Market) that Lick Ice Cream products can be found. The Company also more directly competes with Austin-based Amy's Ice Creams and organic, ingredient-conscious competitor Cosmic Bliss.

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[2] https://www.goldbelly.com/lick-honest-ice-cream

In many of the markets in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Due to the high competition we face, we believe strong brand recognition, product quality, value, and flavor development are crucial differentiating factors that set us apart from nationally-recognized and smaller brands.

Customer Base

Our primary customers are Texas-natives within the Austin, San Antonio, College Station, and Houston markets within Texas. Over the last decade, we have made it a mission to nurture our relationships with our customers within these markets in order to remain a familiar favorite to our customers.

We also sell nationally through Goldbelly and believe this online sales channel opens new opportunities for growth if we decide to expand our physical footprint beyond Texas.

Intellectual Property

The Company does not have intellectual property filed with patent offices and utilizes trade secrets in its research and development of its flavors.

Governmental/Regulatory Approval and Compliance

A number of states, counties and cities have enacted menu-labeling laws requiring restaurant operators to disclose certain nutritional information to customers or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings. HACCP for Wholesale.

Lick Ice Creams is subject to the laws for Retail Food Establishments under State of Texas Health and Human Services. Each location is required to carry permits and abide by the health and safety codes, including required health inspections on an annual basis.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entities:

Name	Description	Years in business	Management fee
Ronin Food Group LLC	Ronin Food Group LLC is a professional management group established to grow businesses strategically from the small to the middle market.	3	$0.00
CANDA Holdings Inc.	A holdings corporation owned entirely by Lick's co-founders Chad Palmatier and Anthony Sobotik	3	$0.00

Other

The Company's principal address is 2000 Windy Terrace, Suite 3D, Cedar Park, TX 78613.

The Company has the following additional addresses:

- Lick South Lamar: 1100 S. Lamar Blvd. #1135, Austin, TX, 78704
- Lick Mueller: 1905 Aldrich St. Ste. 150, Austin, TX 78723
- Lick North Burnet: 6555 Burnet Rd. #200, Austin, TX 78757
- Lick at The Rim: 17635 La Cantera Pkwy., San Antonio, TX 78257
- Lick Pearl: 312 Pearl Pkwy. #2101, San Antonio, TX 78215
- Lick Hemisfair: 639 Hemisfair Blvd., San Antonio, TX 78205
- Lick College Station: 143 Century Square Dr. Ste. 11, College Station, TX 77840
- Lick Braes Heights: 3821 Bellaire Blvd., Houston, TX 77025
- Lick Autry Park (opening soon): 3737 Cogdell St., Houston, TX 77019

The Company conducts business in Texas and online within the U.S.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds[1]	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised[2]	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$61,750
Marketing Expenses	0.00%	$0	2.43%	$30,000
Manufacturing (Co-packing)	0.00%	$0	23.74%	$293,250
Future Wages	0.00%	$0	14.58%	$180,000
Scoop Shop Development	95.00%	$23,750	51.01%	$630,000
Shop Renovations	0.00%	$0	3.24%	$40,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,235,000**

(1) The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
(2) Percentages are rounded to the nearest hundredth of a percent.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: General change in business environment.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors or Managers

The directors or managers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term Director means any member who sits on the Board of the Directors of the Company. The term manager means a managing member of the company who has control over day-to-day decisions and any person(s) routinely performing similar functions.

Name

Chad Palmatier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CBO (Chief Brand Officer), October 2020 – January 2023

Co-Founder, 2011 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CBO (Chief Brand Officer), Lick Ice Creams LLC; October 2020 – January 2023
- Oversaw the company's brand design and interior designs at each individual scoop shop location

Co-Founder, Lick Ice Creams; 2011 – Present
- Key decision-maker since the Company's inception
- Influenced the Company's brand direction, product positioning, and advocate

Director of Interiors, Studio Steinbomer; November 2022 – Present
- Oversees the company's interior design strategy for its individual and commercial customers

Managing Member and Co-CEO, CANDA Holdings Inc.; October 2020 – Present
- Co-manages the firms' investment decisions and co-manages the investments themselves, which includes Lick Ice Creams LLC

Managing Member, Two Busy Guys, LLC; February 2013 - Present
- Co-manages the company's real estate investment decisions, including the due diligence, purchase, and leasing of locations

Education

Bachelor's Degree in Interior Design from Marymount University

Name

Anthony Sobotik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Oct 2022 – Present

Chief Culinary Officer, October 2020 – September 2022

Co-Founder, 2011 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Lick Ice Creams LLC; October 2022 – Present
- Manages overall operations by way of guiding directors and managers of specific departments
- Drives overall revenue growth and profitability
- Manages expansion strategy through brand building and development opportunities

Chief Culinary Officer, Lick Ice Creams LLC; October 2020 – September 2022
- Oversaw the company's flavor development and quality of its ice cream products by influencing research and development of new flavors and products

Co-Founder, Lick Ice Creams LLC; 2011 – Present
- Key decision-maker since the Company's inception
- Influenced the Company's operational decision-making since day one and contributed operational know-how to each location throughout its expansion

Director, Urban Roots (Austin Youth & Community Farm); September 2019 – Present
- Provides guidance related to youth programming, fundraising, development, and facilities expansion

Managing Member, Two Busy Guys LLC; February 2013 – Present
- Co-manages the company's real estate investment decisions, including the due diligence, purchase, and leasing of locations

Managing Member and Co-CEO, CANDA Holdings Inc.; October 2020 – Present
- Co-manages the firms' investment decisions and co-manages the investments themselves, which includes Lick Ice Creams LLC

Name

Alejandro Navarro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, October 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, Lick Ice Creams LLC; October 2022- Present
- Oversees the company's financial accounting, reporting, planning, and analysis
- Leads the company's fundraising initiatives

Managing Director, Kinn Home; July 2022 - Present
- Managing the staffing, accounting, and accounts payable & accounts receivables
- Drives financial planning and analysis of the company
- Leads the company's fundraising initiatives

Managing Partner, The Ronin Food Group LLC; June 2020 - Present
- Oversees the accounting, financial planning, financial analysis, deal development, and fundraising initiatives

CEO, Ronin Management Consulting; March 2021 – Present
- Manages the staffing, accounting, financial planning and analysis, and product development of its management consulting services

CEO, The Ronin Society; September 2016 - Present
- Manages the staffing, accounting, financial planning and analysis, and product development of its financial consulting services

Managing Partner, Alta CI LLC; June 2010 - Present
- Manages the cash flow and overall financial planning and analysis procedures

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 105 employees in Texas.

The Company has the following employment/labor agreements in place:

Employee / Contractor	Description	Effective Date	Termination Date
Chad Palmatier	Employment	October 12, 2020	October 12, 2025

	agreement		
Anthony Sabotik	Employment agreement	October 12, 2020	October 12, 2025
Alejandro Navarro	Services agreement for fundraising services	February 24, 2022	Until the MicroVentures capital raise concludes
Melissa Mattingly	Consulting agreement for bookkeeping services	May 22, 2023	N/A
The Social Hour	Consulting agreement for social media management services	January 17, 2023	N/A
Abbey Katzen	Consulting agreement for marketing and communications services	December 7, 2022	December 31, 2023

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interests
Membership Interests Authorized	6,428,689
Amount outstanding	6,369,435
Voting Rights	At a duly convened meeting of the Members, each Member has a right to vote in proportion to the Member's percentage interest in the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues additional membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming	90.51%

conversion prior to the Offering if convertible securities).	
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The membership interests are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	Warrants
Warrants Authorized	1
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues membership interests from the execution of this warrant, which grants the holder the right to purchase 55,116 common membership units of the company.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.78%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Warrants are equity-linked securities of the Company, which have yet to convert into equity securities, while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	Membership Incentive Units
Membership Incentive Units Authorized	612,400
Amount outstanding	278,574
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.96%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The membership incentive units are equity-linked securities of the Company, which have yet to convert into equity securities, while the Crowd Notes convert into equity securities upon the occurrence of certain events.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Keystone Bank
Amount outstanding	$31,803
Interest rate and payment schedule	4.75%, monthly payments of $1,033.46
Amortization schedule	None
Describe any collateral or security	Freezer truck
Maturity date	May 11, 2026
Other material terms	The company may pre-pay the full principal of this loan at any time with no penalty.

Type of debt	SBA
Name of creditor	SBA EIDL Loans
Amount outstanding	$483,600
Interest rate and payment schedule	3.75%, monthly payments of $2,357
Amortization schedule	None
Describe any collateral or security	None
Maturity date	September 8, 2050
Other material terms	The company and three individual scoop shop locations took out SBA EIDL loans during the COVID-19 pandemic. The entities have only been paying the required interest payments on these loans. These loans are not forgivable. Loan proceeds to be used solely as working capital to alleviate economic injury caused by disaster in January 2020. If the borrower violates the terms of the loan, it will be considered in default and must be repaid immediately in full.

Type of debt	Promissory Notes
Name of creditor	Individual Investors
Amount outstanding	$395,091
Interest rate and payment schedule	12.0% per annum During the first six months, only interest is to be paid to the creditor. From month seven to month 36, interest and principal are to be repaid in equal installments.
Amortization schedule	Amortized payments began seven months after the date of issuance. In aggregate, monthly amortized payments equal $12,244.
Describe any collateral or security	None
Maturity date(s)	November 6, 2024 – May 17, 2025
Other material terms	Upon an Event of Default, all sums due and payable shall bear interest at the rate of 18%

	per month the maximum rate allowed by law, whichever is less, until the borrower is no longer in default.

Type of debt	Promissory Note
Name of creditor	Individuals
Amount outstanding	$35,000
Interest rate and payment schedule	Interest accrues per annum at a rate of 10% in the first six months, 12% in the following six months, and 15% for the remaining 12 months. No payment schedule is set, as the entire balance and accrued interest is due at maturity.
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	March 20, 2024
Other material terms	Upon an Event of Default, all sums due and payable shall bear interest at the rate of 18% per month the maximum rate allowed by law, whichever is less, until the borrower is no longer in default.

Type of debt	Promissory Notes
Name of creditor	An individual, The Ronin Society LLC, Glen Gonzalez, and Deal Properties 2 Ltd.
Amount outstanding	$85,00
Interest rate and payment schedule	Interest accrues per annum at a rate of 14% in the first six months and 16% for the remainder six months. No payment schedule is set, as the entire balance and accrued interest is due at maturity.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 30, 2023 through January 18, 2024
Other material terms	Upon an Event of Default, all sums due and payable shall bear interest at the rate of 18% per month the maximum rate allowed by law, whichever is less, until the borrower is no longer in default.

Type of debt	Square POS Platform Loan North Burnet Location
Name of creditor	Square Financial Services
Amount outstanding	$66,120
Interest rate and payment schedule	No interest rate; monthly payment of $8,265
Amortization schedule	None
Describe any collateral or security	Lick North Burnet - All Square accounts and receivables
Maturity date	March 28, 2024
Other material terms	The company was charged a $6,680 fee for entering into this loan, which was applied to the principal balance amount to be repaid. Upon the company failing to meet a monthly payment obligation, or in the event the company's outstanding balance becomes past due at maturity, 15% of the company's daily

	revenue earned at Lick North Burnet will be remitted to the lender until its payment outstanding payment obligation(s) become current.

Type of debt	Square POS Platform Loan South Lamar Location
Name of creditor	Square Financial Services
Amount outstanding	$16,690
Interest rate and payment schedule	No interest rate; monthly payment of $3,338
Amortization schedule	None
Describe any collateral or security	None
Maturity date	January 7, 2024
Other material terms	The company was charged a $4,056 fee for entering into this loan, which was applied to the principal balance amount to be repaid. Upon the company failing to meet a monthly payment obligation, or in the event the company's outstanding balance becomes past due at maturity, 15% of the company's daily revenue earned at the Lick South Lamar will be remitted to the lender until its payment outstanding payment obligation(s) become current.

Type of debt	Square POS Platform Loans San Antonio Locations
Name of creditor	Square Financial Services
Amount outstanding	$199,751
Interest rate and payment schedule	No interest rate; Minimum payments are due every 60 days after the initial minimum payment date. The initial payment dates and minimum payment amounts are as follows: Lick Hemisfair - March 13, 2023 - $3,325 Lick Pearl - April 9, 2023 - $14,597 Lick at The Rim - May 27, 2023 - $6,651
Amortization schedule	None
Describe any collateral or security	The Pearl and Rim locations - All Square accounts and receivables The Hemisfair location did not grant the creditor any collateral since its total principal balance did not exceed $75,000.
Maturity date	Lick Hemisfair - July 12, 2024 Lick Pearl - August 8, 2024 Lick at The Rim - September 28, 2024
Other material terms	Collectively, the three locations were charged a $52,387 fee for entering into these loans, which was applied to their respective principal balances. 20% of each location's gross sales are remitted per day and applied to the total loan balances outstanding, in addition to the required minimum payment due.

Type of debt	Square POS Platform Loan Mueller Location
Name of creditor	Square Financial Services
Amount outstanding	$60,397
Interest rate and payment schedule	No interest rate; $6,347 is due every 60 days from the initial minimum payment due date of July 7, 2023
Amortization schedule	None
Describe any collateral or security	Lick Mueller - All Square accounts and receivables
Maturity date	November 8, 2024
Other material terms	The company was charged a $14,250 fee for entering into this loan, which was applied to the principal balance amount to be repaid. 18.75% of Lick Mueller's gross sales are remitted per day and applied to the total loan balances outstanding, in addition to the required minimum payment due.

Type of debt	Bank Loan Houston Locations
Name of creditor	Traycor Financial
Amount outstanding	$77,427
Interest rate and payment schedule	1.5% interest charged per month on the total principal outstanding; The Company shall pay $1,817.55 per month, which is applied to the interest charged first and then the principal
Amortization schedule	$1,817.55 per month
Describe any collateral or security	Various physical assets are collateral for the total loan amount. The collateral consists of a walk-in freezer, chest freezer, ice cream dipping cabinet, and undercounter refrigerator, and other various ice cream shop-related equipment. The collateral is located within the two Houston, Texas ice cream shop locations (Braes Heights and Autry Park).
Maturity date	May 23, 2028
Other material terms	Prepayment of the total loan amount is not permitted unless approved by the creditor.

Type of debt	Promissory Note
Name of creditor	Private Investors
Amount outstanding	$310,000
Interest rate and payment schedule	15% interest per annum; interest-only payments during the firsts 6 months of the loan term then monthly payments of $12,452 thereafter
Amortization schedule	$12,452 monthly after the first 6 months of the loan term
Describe any collateral or security	None
Maturity date	May 4, 2026 – August 9, 2026
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Note	10	$310,000	Business Expansion	May 4, 2023	4(a)(2)
LLC Membership Interests	326,755	$411,518	Business Expansion	June 28, 2023 – August 16, 2023	4(a)(2)
LLC Membership Interests	179,507	$173,722	General Working Capital	March 1, 2022	4(a)(2)
Promissory Notes	3	$85,000	General Working Capital	December 30, 2022 – January 18, 2023	4(a)(2)
Promissory Note	6	$600,000	Business Expansion	November 12, 2021 – May 17, 2022	4(a)(2)
Promissory Note	3	$35,000	General Working Capital	March 20, 2021	4(a)(2)
Warrants	1	$0	N/A	January 8, 2021	4(a)(2)
LLC Membership Interests	5,650,000	$702,000	Payroll and Business Expansion	October 12, 2020 & March 1, 2021	4(a)(2)

Ownership

The Company is majority owned and managed by CANDA Holdings, which is owned and controlled by Chad Palmatier and Anthony Sobotik, and The Ronin Food Group LLC, which is owned and controlled by (1) the Ronin Society LLC, which is majority owned by Alejandro Navarro and Andrew Polito, (2) Glen Gonzalez Special Trust, which Glen Gonzalez is the sole trustee, and (3) KPMEP LLC, which is owned entirely by Paul Kane.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned Prior to Offering
Chad Palmatier *via CANDA Holdings and The Ronin Food Group LLC*	22.31%
Anthony Sobotik *via CANDA Holdings and The Ronin Food Group LLC*	22.31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information for the year ended December 31, 2021

Total Income	Taxable Income	Total Federal Tax
$2,413,863	$0	$0

Operations

Following the Offering, we should have enough liquidity to execute our business plan until Q3 2024. All business units currently in operations are profitable at the business unit level. Our plan is to establish additional profitable business units in both its scoop shop and wholesale (CPG) channels. We intend to be profitable at the corporate level by 2024. Our significant challenges are site selection on the retail side and production capacity on the wholesale side. The competition for high quality leased locations is intense and the viability of our wholesale channel depends on our ability to scale production consistently to ensure we have sufficient quantities of our product to meet demand.

The Company's primary objectives are to reach the milestones of 10 scoop shops and $1M of CPG revenue by the end of 2024. Each newly established scoop shop business unit is expected to achieve profitability within the first 12 months. Our investment in production capacity is expected to enable the growth in the wholesale channel. We plan to achieve our objectives by:

Building talent: Hiring an experienced natural channel sales team, attract and retain an experienced culinary team and outsource supportive services such as IT, HR to manage people costs.

Building production capacity: Partnering with high quality certified co-packers, ingredient suppliers and strategically located cold storage facilities.

Building brand recognition: Partnering with strategic brokers and marketing services while continuing to feature the founders and drive recognition through PR.

CPG growth: Targeting the Natural Product Channel and command a premium price on the shelf, grow strategically across the country on a region-by-region basis.

Scoop Shop growth: Achieving target opening dates for 3 additional scoop shop locations and using Local Store Marketing to meet profitability targets.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the establishment of new scoop locations to meet our 10 Scoop Shop milestone. The proceeds of this offering will have a material effect on our liquidity as we execute our plans.

While there can be no guarantees the Company will be able to secure additional funding aside from the proceeds of this raise, based on its funding history, the Company may be able to raise additional funding from The Ronin Food Group LLC and take out additional loans issued by Square.

Capital Expenditures and Other Obligations

The Company is entering the Houston, Texas market with 3 new shops. One shop (Braes Heights) has already opened, another one (Autry Park) is slated to open in 2023, and the third location (East River) is expected to open in 2024. The Company estimates it will need between $500,000 and $1 million to develop these three locations.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,235,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 12, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering

Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount"), and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon the closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Membership Interests, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our offering materials in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$10 million or $9 million

Discount
20%

Dividends
The Securities do not entitle the Investors to any dividends.

General
A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives membership interests at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into membership interests of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into membership interests of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred membership interest following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into units of our preferred membership interests that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Interests, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive units of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred membership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange, or conversion of all securities exercisable or exchangeable for, or convertible into, our membership interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred membership interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred membership interest that is identical in all respects to the preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series members will grant their vote on any matter that is submitted to a vote or for the consent of the members of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series members will receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment
The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer, or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of membership interests of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of units of preferred membership interest of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our membership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Members Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any membership/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Additional Transfer Restrictions

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up

Upon the event of an IPO, the membership interests into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right or the obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Related Person/Entity	Chad Palmatier and Anthony Sobotik
Relationship to the Company	Equity Owner, Director, Co-founders
Total amount of money involved	$6,000.00 per month
Benefits or compensation received by related person	Rental payments
Benefits or compensation received by Company	HQ space
Description of the transaction	Lick leases space for its headquarters from Two Busy Guys LLC, which is owned and controlled by cofounders Chad Palmatier and Anthony Sobotik.

Related Person/Entity	Forum Gold Investments, LLC (Managed by Paul Kane)
Relationship to the Company	Paul Kane is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of Lick Ice Creams LLC.
Total amount of money involved	$225,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Working capital
Description of the transaction	In May 2022, Forum Gold Investments, LLC, of which Paul Kane is a Manager, made a debt investment in the company, which matures in 36 months from the date of the investment.

Related Person/Entity	Glen Gonzalez
Relationship to the Company	Glen Gonzales is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of Lick Ice Creams LLC
Total amount of money involved	$25,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Working capital
Description of the transaction	In January 2023, Glen Gonzalez made a debt investment in the company, which matures in 12 months from the date of the investment.

Related Person/Entity	Dealer Properties 2, Ltd. (Managed by Paul Kane)
Relationship to the Company	Paul Kane is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of Lick Ice Creams LLC.
Total amount of money involved	$25,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Working capital
Description of the transaction	In December 2022, Dealer Properties 2, Ltd. made a debt investment in the company, which matures in 12 months from the date of the investment.

Related Person/Entity	The Ronin Society LLC
Relationship to the Company	The Ronin Society is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of outstanding equity interests in Lick Ice Creams LLC. Alex Navarro, Andrew Polito, Leila Bayless, and Andrew Escher are managing members of The Ronin Society LLC.
Total amount of money involved	$25,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Working capital
Description of the transaction	In January 2023, The Ronin Society made a debt investment in the company, which matures in 12 months from the date of the investment.

Related Person/Entity	The Ronin Food Group LLC
Relationship to the Company	The Ronin Food Group LLC is a Managing Member of Lick Ice Creams LLC
Total amount of money involved	$306,250
Benefits or compensation received by related person	Membership Interests in the Company
Benefits or compensation received by Company	Cash for expansion
Description of the transaction	In June 2023, The Ronin Food Group LLC increased its ownership stake in the company. The company had a post-money valuation of approximately $8.4 million.

Related Person/Entity	The Ronin Society LLC
Relationship to the Company	The Ronin Society is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of outstanding equity interests in Lick Ice Creams LLC. Alex Navarro, Andrew Polito, Leila Bayless, and Andrew Escher are managing members of The Ronin Society LLC.
Total amount of money involved	$4,979
Benefits or compensation received by related person	Membership Interests in the Company
Benefits or compensation received by Company	Cash for expansion
Description of the transaction	In June 2023, The Ronin Society LLC increased its ownership stake in the company. The company had a post-money valuation of approximately $8.4 million.

Related Person/Entity	Parents of Alejandro Navarro
Relationship to the Company	Related person to a Company Officer
Total amount of money involved	$25,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Cash for expansion
Description of the transaction	In August 2023, the Company raised $310,000 to expand into the Houston market from various investors, including the parents of Lick's CFO Alejandro Navarro. The notes mature in 36 months from the date of the investment.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None of the Company, its predecessor entities, its affiliated entities, or its covered persons is subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alejandro Navarro
(Signature)

Alejandro Navarro
(Name)

CFO
(Title)

September 14, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A

Financial Statements

LICK ICE CREAMS, LLC

Consolidated Financial Statements For The Year Ended December 31, 2022



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Lick Ice Creams, LLC
Cedar Park, TX

We have reviewed the accompanying consolidated financial statements of Lick Ice Creams, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2022 , and the related statement of income, changes in members' equity, and cash flow for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Lick Ice Creams, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these manners are also described in Note B. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this manner.

Jason M. Tyra, CPA, PLLC
Plano, TX
July 14, 2023

6301 Preston Rd Suite 700
Plano, TX 75024
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LICK ICE CREAMS, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 110,559
Accounts Receivable	59,710
Allowance for Doubtful Accounts	(12,734)
Inventory	54,331
Employee Retention Credit Receivables	13,078
Prepaid Expenses	11,101
TOTAL CURRENT ASSETS	236,045
NON-CURRENT ASSETS	
Right-Of-Use Assets (Leases), Net	1,355,978
Fixed Assets, Net	1,392,736
Security Deposits	37,539
TOTAL NON-CURRENT ASSETS	2,786,253
TOTAL ASSETS	$ 3,022,298

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

LICK ICE CREAMS, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022
_____

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts Payable	321,085
Accrued Expenses	128,668
Contract Liability	39,566
TOTAL CURRENT LIABILITIES	489,319

NON-CURRENT LIABILITIES
Right-of-Use Liabilities (Leases)	1,355,978
Notes Payable, Net	684,427
EIDL Loans	483,200
Accrued Interest	23,405
TOTAL LIABILITIES	3,036,329

MEMBERS' EQUITY
Contributed Capital	500,812
Option Grants	1,166
Retained Deficit	(516,010)
TOTAL MEMBERS' EQUITY	(14,032)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,022,298

LICK ICE CREAMS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
_____

Operating Income		
Revenue	$	3,841,308
Cost of Sales		1,589,464
Gross Profit		2,251,844
Operating Expense		
Compensation & Benefits		1,713,063
Right-of-Use Lease Expense		516,177
General & Administrative		418,609
Legal & Professional		275,685
Depreciation		124,558
Selling & Marketing		75,904
Research & Development		9,531
Equity Based Compensation		611
		3,134,138
Net Loss from Operations		(882,294)
Other Income (Expense)		
Extinguishment of PPP Loan		451,093
Interest Earned		64
Taxes		(4,937)
Interest Expense		(71,258)
Right-Of-Use Interest Expense		
Net Loss	$	(507,332)

LICK ICE CREAMS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022
_____

Cash Flows From Operating Activities

Net Loss For The Period	$	(507,332)
Change in Employee Credit Retention Receivable		385,552
Change in Accounts Payable		171,240
Depreciation		124,558
Change in Accounts Receivable		73,772
Change in Contract Liability		7,286
Change in Prepaid Expenses		(11,101)
Change in Inventory		(14,179)
Change in Accrued Expenses		(81,462)
Net Cash Flows From Operating Activities		148,334

Cash Flows From Investing Activities

Refundable Security Deposits	7,031
Purchase of Fixed Assets	(386,142)
Right-Of-Use-Assets Obtained In Exchange For Operating Lease Liabilities	(1,355,978)
Net Cash Flows From Investing Activities	(1,735,089)

Cash Flows From Financing Activities

Right-Of-Use-Assets Obtained In Exchange For Operating Lease Liabilities	1,355,978
Proceeds/(Repayment) of Borrowings, Net	167,652
Increase in Contributions	166,547
Non-Cash Prior Period Adjustment	18,410
Issuance of Option Grants	611
Extinguishment of PPP Loan	(451,093)
Net Cash Flows From Financing Activities	1,258,105

Cash at Beginning of Period		439,207
Net Decrease In Cash		(328,650)
Cash at End of Period	$	110,559

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

LICK ICE CREAMS, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Option Grants	Contributed Capital	Retained Deficit	Total Members' Equity
Balance at December 31, 2021	$ 555	$ 334,265	$ (27,088)	$ 307,732
Restatement of Opening Retained Earnings			18,410	18,410
Equity Based Compensation	611	166,547		167,158
Net Loss			(507,332)	(507,332)
Balance at December 31, 2022	$ 1,166	$ 500,812	$ (516,010)	$ (14,032)

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Lick Ice Creams, LLC ("the Company") is a limited liability company organized under the State of Texas. The Company operates several storefront locations based in Texas with a focus of serving locally sourced ice cream. The Company activities include manufacturing and distribution of wholesale and retail ice cream.

The Company wholly owns Lick Scoop Shops, LLC and Lick Scoop Shops, LLC wholly owns the following entities:

Lick Hemisfair, LLC
Lick Mueller, LLC
Lick North Burnet, LLC
Lick South Lamar, LLC
Lick Pearl, LLC
Lick Century Square, LLC
Lick Autry Park, LLC
Lick at the Rim, LLC
List East River, LLC
and Lick Braes Heights, LLC

The financial statements have been consolidated to show the operations of both the Company and the subsidiary entities. All intercompany transactions have been eliminated in consolidation.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2022 of $507,332.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional operating capital to fund operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of the management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 7, 2024 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been consolidated and prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries operating in the State of Texas. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Accounts receivable represent amounts due from customers arising from the sale of goods in the normal course of business. These receivables are typically short-term in nature and are recorded at their invoiced amounts, net of any allowances for doubtful accounts. The terms of payments are generally within 0-30 days from the invoice date. The Company has established credit policies and procedures to evaluate the creditworthiness of its customers before extending credit. Credit limits are set, and management monitors customer payment behavior on an ongoing basis. Management's experience suggests that losses on accounts receivable are likely to be infrequent. As of December 31, 2022, the Company has accrued a reserve of $12,734 for doubtful accounts.

Inventory

The Company uses the weighted average cost method, a valuation method in which the average cost of all inventory units available for sale are assigned to the average cost of production. As of December 31, 2022, the Company's inventory consisted of $21,732 in raw materials and $32,599 in finished goods.

6

Restatement of Opening Retained Earnings

An adjustment was required during 2022 to correct previous errors. The Company recognized several entries to correct incorrect balances from prior periods which were found after the implementation of its new accounting system. These adjustments resulted in an aggregate $18,410 decrease in the opening balance for retained earnings and total equity.

Fixed Assets, Net

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2022, the Company's fixed assets are comprised of property, equipment, leasehold improvements, furniture, fixtures, and vehicles acquired in connection with the Company's business. Depreciation expense for the year ended December 31, 2022, was $124,558. As of December 31, 2022, the Company had the following fixed assets:

Description:	2022
Leasehold Improvements	$ 1,578,120.82
Property and Equipment	$ 25,997.08
Vehicles	$ 183,411.27
Furniture & Fixtures	$ 419,685.63
Total Fixed Assets	$ 2,207,215
Accumulated Depreciation	$ (814,478.56)
Total Fixed Assets, Net	$ 1,392,736.24

Right-of Use Leases, Net and Security Deposit

The Company currently occupies multiple retail spaces under non-cancellable operating leases. The leases will expire in future periods and may be renewed at the option of the Company at the then-current market rate. Future minimum lease payments due under the leases for the next six years are presented; excluding additional rental payments, common area maintenance fees, insurance, property taxes and other miscellaneous fees that may or will occur after six years:

2023- $376,132
2024- $278,998
2025- $255,367
2026- $250,964
2027- $142,773

The Company leases equipment and office space from related parties at $6,000 a month through May 2023 and may be renewed at the option of the company within five years. Management plans to renew the lease. A 13% increase goes into effect as of May 2023. As part of the lease arrangements. Refundable security deposits were paid amounting to $37,539.

The Company has several operating leases with various remaining lease terms. Under ASC 842, lessees are required to recognize ROU assets and lease liabilities to be compliant with regulatory requirements. The following summarizes the amounts for the operating leases as of December 31, 2022. Amortization for the year equaled, $427,258 with additional $88,919 in rental payment expenses totaling $516,177 during the year:

	2022
Operating Leases	
Operating lease right-of-use-assets net amortization,	$ 1,713,063
Operating lease liabilities net amortization,	$ 1,713,063

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company uses a risk-free discount rate based on the US Treasury yield curve available at the commencement date of implementing ASC 842 (January 1, 2022) in determining the present value of leases which goes as follows:

	12/31/2022
Weighted-Average Remaining Lease Terms (Years)	
Operating leases	6.5
Risk-Free Discount Rate	
Operating leases with 7 years remaining	1.55%
Operating leases with 5 years remaining	1.37%
Operating leases with 2 years remaining	1.00% rounded

Extinguishment of PPP Loan

In prior years, the Company received funding under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. Loan amounts that are not cancelled accrue interest at the rate of 1.00% per annum. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. As of December 31, 2022, PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Contract Liabilities

The Company received revenue advances for future sales. Once performance obligations are met, revenue advances are expected to be taken into income after one year of the operating cycle.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2022, revenue streams have been derived from (1) store revenue amounting to $3,382,771, (2) wholesale revenue amounting to $340,850, (3) ecommerce revenue amounting to $91,832, (4) event revenue amounting to $25,855.

Revenue is also net of discounts and refunds in the amount of $42,442.

As of December 31, 2022, receivables and contract liabilities from contracts with customers were $59,710 and $39,566, respectively.

According to GAAP standards, revenue from the sale of products was recognized at the point of delivery.

Employee Retention Credit Receivables

In connection with the CARES Act, the Company was granted refundable employee retention credits subject to certain criteria. The Company adopted a policy to recognize the employee retention credits when earned and to offset the credit against any qualified wages paid to employees. During December 31, 2022, the Company recognized $13,078 in employee retention credit receivables.

Interest Earned

The Company earned bank account interest in the amount of $64 in 2022.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Texas. For the year ended December 31, 2022, the Company recorded state income tax expense in the amount of $0.

The state of Texas imposes a sales tax on all the Company's sales to nonexempt customers. The Company collects that sales tax from customers and remits the entire amount to the state. The Company's accounting policy is to exclude the tax collected and remitted to the state from revenues and cost of sales.

NOTE D- DEBT

Notes Payable, Net

In 2022 and prior years, the company issued a series of notes payable in exchange for cash for the purpose of funding operations ("Notes Payable, Net"). The Company makes monthly payments to both incurred interest and principal sum over each loan's respective terms. The loans are secured by all otherwise unencumbered assets of the Company. As of December 31, 2022, the Company's note payable debt consisted of the following listed by commencement date:

Loan Start Date:	Maturity Date:	Interest Rate (Annual):	Principal:	Outstanding Balance (2022):
9/20/2022	3/20/2024	Varying Rates	10,000	10,250
9/20/2022	3/20/2024	Varying Rates	15,000	15,375
9/20/2022	3/20/2024	Varying Rates	10,000	10,250
5/11/2021	5/11/2026	4.75%	55,000	38,996
4/21/2017	4/15/2023	3.99%	44,646	2,773
12/6/2021	12/6/2024	12.00%	150,000	123,471
11/15/2021	11/15/2024	12.00%	50,000	39,635
5/17/2022	5/17/2025	12.00%	225,000	218,534
12/6/2021	12/6/2024	12.00%	100,000	82,321
11/12/2021	11/12/2024	12.00%	25,000	19,818
12/6/2021	12/6/2024	12.00%	50,000	42,784
3/23/2017	10/5/2024	6.50%	177,000	55,327
2/26/2016	9/1/2023	6.25%	172,000	24,894
			$ 1,083,646	$ 684,427

EIDL Loans

In prior years, the Company received Economic Injury Disaster Loans ("EIDL") in the amount of $483,500. The loans accrue interest at the rate of 3.75% per annum and are expected to mature thirty years after commencement of repayment.

NOTE E- EQUITY

The Company currently has one class of equity outstanding:

Common Units: Common Units shall be entitled to cast one vote for each Common Unit that the Member owns.

As of December 31, 2022, the number of shares issued and outstanding by class was as follows:

Common Units   5,593,289

NOTE F- EQUITY BASED COMPENSATION

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of various equity awards to employees, officers and consultants. Up to 612,400 shares of common incentive units may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2022, 333,826 shares remain issuable under the Plan.

During 2022, the Company had 278,574 outstanding incentive units. The granted units had an exercise price between $0.01 and $0.03; Will expire in ten years, and vest over a four-year period.

As of 2022, a portion of its outstanding incentive units have vested amounting to 139,057.

A summary of the Company's incentive unit activity and related information is as follows:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2020 Outstanding at December 31, 2020	440,927	$ 0.01	4.0
Granted	58,176	0.01	-
Expired/Forfeited	(28,071)	-	-
12/31/2021 Outstanding at December 31, 2021	471,032	0.02	3.5
Granted	94,922	0.01	-
Expired/Forfeited	(287,380)	-	-
12/31/2022 Outstanding at December 31, 2022	278,574	0.03	3.0

The incentive units were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2022
Expected life (years)	4.0
Risk-free interest rate	0.36%
Expected volatility	10%
Annual dividend yield	0%

The risk-free interest rate assumption for the units granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee incentive units.

The expected term of employee incentive units is based on a weighted average consideration of the Company's most likely exit prospects.

The Company recognizes incentive unit forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The amount of deposits that exceeded Federal Deposit Insurance limits was $0 as of December 31, 2022. The company faces concentration risks associated with a major dairy supplier.

NOTE H- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 7, 2023, the date that the financial statements were available to be issued.

The Company is expanding and opening three store locations in Houston, Texas which are scheduled to open in late 2023.

During the subsequent period, the Company issued a series of notes payable to related parties amounting to $75,000. The notes accrue interest at the rate of 14% per annum and mature in January 2024.

During the subsequent period, the Company issued a note payable amounting to $10,000 for the purpose of funding continuing operations. The loan accrues interest at the rate of 14% per annum and matures in January 2024.

During the subsequent period, the Company executed a financing agreement to purchase equipment. The Company will make monthly payments to both incurred interest and principal sum of $1,817 until all debt is settled.

During the subsequent period, the Company drew loans from Square (the Company's point of sale software and payment processor), in the amount of $618,400 plus fees of $77,373 for working capital and to partially fund the construction of the three stores in Houston, Texas. As of June 6, 2023, the Company has $510,040 of note obligations outstanding.

In the second half of 2023, the Company intends to offer securities in an offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.



LICK ICE CREAMS, LLC AND SUBSIDIARIES

Consolidated Financial Statements

(With Independent Accountants' Review Report)

December 31, 2021 and 2020



BAUER & COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Lick Ice Creams, LLC and Subsidiaries:

We have reviewed the accompanying consolidated financial statements of Lick Ice Creams, LLC and subsidiaries (collectively, the "Company"), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express an opinion.

Management's Responsibility for the Consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as to the basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles general accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
March 7, 2023

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

LICK ICE CREAMS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2021 and 2020
(unaudited)

		2021		2020
Assets				
Current assets				
Cash and cash equivalents	$	439,207	$	431,718
Accounts receivable, net		12,764		19,977
Inventory		40,152		54,861
Employee retention credit receivable		398,630		-
Other assets		89		89
Total current assets		890,842		506,645
Property and equipment, net		1,129,238		683,428
Security deposits		26,324		5,912
Total assets	$	2,046,404	$	1,195,985
Liabilities and Members' Equity (Deficit)				
Current liabilities				
Accounts payable and accrued expenses	$	75,286	$	57,273
Accrued payroll liabilities		70,532		51,099
Gift cards payable		32,280		24,372
Sales tax payable		22,608		13,643
Line of credit (Note 7)		-		68,747
Paycheck Protection Program loans (Note 10)		451,093		327,500
Current maturities of notes payable (Note 5)		179,345		97,113
Total current liabilities		831,144		639,747
Notes payable, less current maturities (Note 5)		907,528		662,206
Total liabilities		1,738,672		1,301,953
Members' Equity (Deficit)		307,732		(105,968)
Total liabilities and members' equity (deficit)	$	2,046,404	$	1,195,985

See notes and independent accountants' review report.

LICK ICE CREAMS, LLC AND SUBSIDIARIES
Consolidated Statements of Operations
For the Years Ended December 31, 2021 and 2020
(unaudited)

	2021	2020
Revenues	$ 2,842,079	$ 2,091,953
Cost of Sales	1,141,666	1,030,970
Gross Profit	1,700,413	1,060,983
Operating expenses		
Advertising	72,991	32,368
Bad debt expense	12,734	-
Contract labor	41,234	-
Depreciation	125,167	105,661
Dues and subscriptions	32,713	22,792
General and administrative	3,123	12,252
Insurance	98,434	78,832
Professional fees	136,511	106,217
Meals and entertainment	5,446	1,075
Repairs and maintenance	29,310	16,976
Rent	414,927	328,112
Payroll and related costs	1,275,066	888,227
Supplies	133,565	94,081
Taxes Property	6,333	5,290
Travel	13,144	3,925
Utilities	78,390	74,006
Total operating expenses	2,479,088	1,769,814
Operating loss	(778,675)	(708,831)
Other Income (Expense)		
Interest expense	(40,682)	(41,566)
Gain on extinguishment of PPP loan (Note 10)	327,500	-
Economic Injury Disaster Loan grant (Note 11)	-	37,000
Gain on reduction of SBA loans (Note 11)	34,210	40,836
Employee retention credit (Note 12)	398,630	-
COVID-19 grants (Note 11)	147,975	42,219
Other income, net	1,042	5,181
Total other income, net	868,675	83,670
Income (loss) before income taxes	90,000	(625,161)
Income tax expense	(1,300)	(4,333)
Net income (loss)	$ 88,700	$ (629,494)

See notes and independent accountants' review report.

LICK ICE CREAMS, LLC AND SUBSIDIARIES
Consolidated Statements of Members' Equity
For the Years Ended December 31, 2021 and 2020
(unaudited)

	Members' Equity
Balance at December 31, 2019	$ 48,526
Capital contribution	325,000
Net loss	(629,494)
Simple Agreement for Future Equity conversion to membership interest	150,000
Balance at December 31, 2020	(105,968)
Capital contribution	325,000
Net income	88,700
Balance at December 31, 2021	$ 307,732

See notes and independent accountants' review report.


LICK ICE CREAMS, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021 and 2020

(unaudited)


	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ 88,700	$ (629,494)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	125,167	105,661
Bad debt expense	12,734	-
Loss on sale of assets	1,675	-
Gain on reduction of SBA loans	(34,210)	(40,836)
Gain on extinguishment of PPP loan	(327,500)	-
Change in assets and liabilities:		
Accounts receivable	(5,521)	(15,261)
Employee retention credit receivable	(398,630)	-
Inventory	14,709	(8,245)
Other assets	-	7,649
Security deposits	(20,412)	4,455
Accounts payable and accrued expenses	18,013	17,090
Accrued payroll liabilities	19,433	(37,353)
Gift cards payable	7,908	3,788
Sales tax payable	8,965	178
Net cash used in operating activities	(488,969)	(592,368)
Cash flows from investing activities:		
Purchase of property and equipment	(572,652)	(215,461)
Net cash used in investing activities	(572,652)	(215,461)
Cash flows from financing activities:		
Member contributions	325,000	325,000
Payments on notes payable	(68,236)	(324,583)
Issuance of notes payable	430,000	483,200
Proceeds from Paycheck Protection Program loans	451,093	327,500
Proceeds on line of credit, net of repayments	(68,747)	68,747
Net cash provided by financing activities	1,069,110	879,864
Net increase in cash	7,489	72,035
Cash and cash equivalents at beginning of year	431,718	359,683
Cash and cash equivalents at end of year	$ 439,207	$ 431,718
Supplemental Disclosure of Cash Flow Information:		
Income taxes paid	$ 1,300	$ 4,332
Interest paid	$ 17,622	$ 42,170
Non-cash financing activities:		
Conversion of SAFE notes to membership interests	$ -	$ 150,000

See notes and independent accountants' review report.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Lick Ice Creams, LLC and its subsidiaries (collectively, the "Company") manufacture and distribute wholesale and retail ice cream. The Company works directly with local farmers and food artisans to ensure the purest, natural ingredients and premium ice cream. The Company has seven total locations in Austin, Texas, San Antonio, Texas and College Station, Texas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation — The accompanying consolidated financial statements include the accounts Lick Ice Creams, LLC and its wholly-owned subsidiaries, Lick Scoop Shop, LLC; Lick Hemisfair, LLC; Lick Mueller, LLC; Lick North Burnet, LLC; Lick South Lamar, LLC; Lick Pearl, LLC; Lick East River, LLC; Lick Century Square, LLC; Lick Autry Park, LLC; and Lick at the Rim, LLC. These entities are controlled by common ownership which requires consolidation in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as defined by the Financial Accounting Standards Board ("FASB"). All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates in the Consolidated Financial Statements — The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, the Company considers all highly liquid investments and certificate of deposits purchased with a maturity of three months or less at acquisition as cash and cash equivalents in the accompanying balance sheet.

Trade Accounts Receivable — Trade accounts receivable are stated at the amounts billed to customers and do not bear interest. Amounts billed are due under normal trade terms generally requiring payment within 30 days from the invoice date. Customer invoices not paid by the due date are considered past due. Past due balances are reviewed and based on collection efforts and an assessment of current creditworthiness, an estimate is made of the portion, if any, of the balance that will not be collected. The allowance for doubtful accounts as of December 31, 2021 and 2020 was $12,734 and $0, respectively.

Inventory — Inventories are stated at the lower of cost, determined by the specified cost method, or net realizable value. Cost includes materials and labor.

Property and Equipment — Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method based on the following estimated useful lives:

Vehicles and equipment	5-7 years
Automobiles	5 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the improvement or the lease term. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets — Long-lived assets consist primarily of property and equipment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to the carrying amount. If the operation is determined to be unable to recover the carrying amount of its assets, then assets are written down first, followed by other long-lived assets of the operation to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. During the years ended December 31, 2021 and 2020, there were no impairment losses recognized for long-lived assets.

SAFE Notes — The Company issued Simple Agreement for Future Equity ("SAFE") notes to investors, which are discussed in further detail at Note 6. The SAFE notes provide the investors with the right to certain shares of the Company's capital stock upon a future equity financing. The SAFE notes also include a provision allowing for the investors to receive cash proceeds or certain shares of the Company's stock upon a change of control (or other liquidity event), the occurrence of which is outside the control of the Company. The provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480, *Distinguishing Liabilities from Equity*. The SAFE notes were converted to member units during the year ended December 31, 2020.

Deferred Loan Fees — Deferred loan fees are amortized on a straight-line basis over the term of the underlying note payable. Notes payable are recorded on the balance sheet net of unamortized loan fees.

Revenues and Cost of Revenues — The Company adopted *ASC Topic 606, Revenue from Contracts with Customers*, on January 1, 2020. The Company elected the Modified Retrospective Method of application, and initially applied the new revenue recognition standards to all contracts. The Company's revenues are generated from ice cream and retail sales and take place at a point in time, as further explained below. After the implementation of the new revenue recognition standards under *Topic 606*, there were no changes to the timing of revenue recognition for contracts with customers. As such, there was no effect on beginning retained earnings as of December 31, 2020.

Revenue comprises sales of goods after the deduction of discounts, sales taxes, and refunds. Discounts given by the Company include rebates, price reductions and incentives given to customers, and promotional couponing, which in total, do not make up a material amount to the financial statements. Revenue does not include sales between subsidiaries. The transaction price is based on a fixed price per scoop or tub of ice cream, with no variable consideration. These amounts are shown in the stores, websites, and contracts and are agreed upon by the customer. The price of ice cream can be based on various factors, including cost of product, desired margin, and customer details. The full transaction price is allocated to the single performance obligation of delivering ice cream to the customer.

Customer contracts generally contain a single performance obligation and revenue is recognized when control of the products being sold has been transferred to the customer, as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer, but depending on individual customer terms, this can be at a time of dispatch, delivery, or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in the contracts are satisfied, and the Company no longer has control over the inventory.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

All retail sales from contracts with customers are recognized at a point in time, which is upon purchase of the ice cream or product by retail customers. Wholesales make up a smaller portion of sales for the company and is also recognized at a point in time when the ice cream is delivered. This is tracked manually by the drivers and through GPS tracking on the trucks. The Company bills the actual amount of ice cream delivered. Billing is done daily on the day after the sale. The Company has the right to charge a cancellation fee but will only do so in certain situations.

There are warranty terms included in contracts with customers, which include the Company being responsible for delivering the quantity and quality that was agreed on. Warranty work is rare, and the Company has product liability insurance to cover any potentially significant situations. As such, there is no obligation for warranty recorded in the consolidated financial statements. Customers have a right to a refund if the Company is at fault for product failure, such as spoilage or melting. These refunds are typically issued as credit memos on customer accounts.

Revenue disaggregated by customer type for the years ended December 31, 2021 and 2020 has been provided in the table below.

	2021		**2020**
Retail sales (single performance obligation)	$	2,388,105	$	1,651,151
Wholesales (single performance obligation)		319,082		371,893
Other sales (event, e-commerce) (single performance obligation)		134,892		65,909
Total	$	2,842,079	$	2,091,953

Lick Ice Creams, LLC faces economic factors that can impact the nature, amount, timing, and uncertainty of revenue and cash flows. One of those factors is the general economy, which has a direct impact on the Company due to the demand of product based on the volume of new projects in the industry. World events can also impact the Company's revenue and cash flow. Certain situations in the global economy can impact the import/export industry, which could have a direct effect on the ice cream industry. Examples of this include fuel spikes, labor costs, material costs, and availability of materials.

Contract costs include all direct materials and certain other direct costs related to the contract performance. General and administration costs are charged to expense as incurred. Changes in job performance, job conditions, and estimated profitability which may result in revisions to costs and income are recognized in the period in which the revisions are determined.

Receivables from contracts with customers were $12,764 and $19,977 as of December 31, 2021 and 2020, respectively.

Income Taxes — The Company has elected under the Internal Revenue Code to be taxed as a partnership. The income and losses for the Company flow through to the members. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements.

The Company is subject to Texas franchise tax, which is an income tax based on applicable margin, based on their Texas sourced income. For the years ended December 31, 2021 and 2020, the Company recorded state income tax expense in the amount of $1,300 and $4,333, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued) — Accounting principles generally accepted in the United States of America require management to evaluate the tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would be sustained upon examination by various federal and state taxing authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2021 and 2020, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the consolidated financial statements. If the Company was to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax would be reported as income taxes. As of December 31, 2021 and 2020, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company is subject to examination by the relevant taxing authorities, generally for three years, after the due date (including approved extensions).

Presentation of Sales Taxes — The state of Texas imposes a sales tax on all the Company's sales to nonexempt customers. The Company collects that sales tax from customers and remits the entire amount to the state. The Company's accounting policy is to exclude the tax collected and remitted to the state from revenues and cost of sales.

New Accounting Pronouncements — In February 2016, the FASB issued *ASU No. 2016-02*, *Leases (Topic 842)*, which requires companies to recognize right-of-use assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The determination of lease classification as operating or finance will be made in a manner similar to existing standards. The new standard also contains amended guidance regarding the identification of embedded leases in service contracts and the identification of lease and non-lease components in an arrangement. The standard is effective for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluating the future impact of this standard on its consolidated financial position, results of operations, and cash flows.

3. INVENTORIES

Inventories as of December 31, 2021 consist of $26,100 in raw material and $14,052 in finished goods. Inventories as of December 31, 2020 consist of $35,361 in raw material and $19,500 in finished goods.

4. PROPERTY AND EQUIPMENT

Depreciation expense for the years ended December 31, 2021 and 2020 was $125,167 and $105,661, respectively. As of December 31, 2021 and 2020, the Company had the following property and equipment:

	2021	2020
Leasehold improvements	$ 1,331,449	$ 848,633
Furniture and equipment	300,301	279,997
Vehicles	183,411	118,687
Total property and equipment, cost	1,815,161	1,247,317
Less accumulated depreciation and amortization	(685,923)	(563,889)
Property and equipment, net	$ 1,129,238	$ 683,428

5. **NOTES PAYABLE**

	2021	2020
Note payable to bank in monthly installments of $1,635, including interest at 6.75% and maturing on December 1, 2022.	$ 18,926	$ 36,787
Note payable to bank in monthly installments of $2,586, including interest at 6.75% and maturing on September 1, 2023.	51,823	77,700
Note payable to bank in monthly installments of $2,696, including interest at 6.75% and maturing on October 5, 2024.	82,585	108,316
Note payable to bank in monthly installments of $959, including interest at 7% and maturing on December 15, 2022.	15,208	25,249
Note payable to bank in monthly installments of $1,258, including interest at 6% and maturing on July 18, 2021.	-	9,398
Note payable due to vehicle financial lender in monthly installments of $699, including interest at 3.99% and maturing on April 14, 2023.	10,880	18,669
Note payable due to bank in monthly installments of $1,033, including interest at 4.75% and maturing on May 11, 2026.	49,251	-
Five non-commercial notes payable due to various individuals and privately owned companies in aggregate monthly installments of $14,252, including interest at 12% and maturing on various dates between November 12, 2024 and June 6, 2025.	375,000	-
Four EIDL notes payable to the Small Business Administration in aggregate monthly installments of $2,357, including interest at 3.75% and maturing June 13, 2050.	483,200	483,200
	$ 1,086,873	$ 759,319

Aggregate maturities on long-term debt as of December 31, 2021 are due as follows:

December 31st:		
2022	$	179,346
2023		217,777
2024		202,904
2025		31,239
2026		15,143
Thereafter		440,464
	$	1,086,873

6. SAFE NOTES

During December 2019, the Company issued investors convertible notes in the total amount of $150,000. The Security is classified as a Simple Agreement for Future agreement ("SAFE") and includes a valuation cap of $6,500,000. The SAFE note is automatically convertible into preferred shares of the Company equal to the purchase amount divided by the safe price if the Company raises equity capital (an equity financing event). Alternatively, upon the occurrence of a change of control or an initial public offering, the investors shall have the option to receive either (i) cash payment equal to a portion of the purchase amount or (ii) a number of shares of common stock equal to the purchase amount divided by the liquidity price set forth in the SAFE notes, should the investor fail to select the cash option. In October 2020, the Company converted $150,000 of the SAFE notes into member units. The SAFE notes balance at December 31, 2021 and 2020 is $0.

7. LINE OF CREDIT

The Company had a $120,000 line of credit with interest at the U.S. prime rate (3.25% at December 31, 2020) plus 2.75%. The line of credit is personally guaranteed by the owners of the company and expired on December 15, 2020. The line of credit balance at December 31, 2021 and 2020 is $0 and $68,747, respectively. The Company paid the balance in full in January 2021 and did not renew the line.

8. OPERATING LEASES

The Company has multiple operating leases for each store location and office space, requiring minimum monthly payments totaling $34,325 in 2021 and $15,275 in 2020 (with varying annual increases), through dates ranging from October 2021 to April 2031. Several of the lease agreements require additional rental payments that range from 5% to 8% of gross sales in excess of specified sales breakpoints. The lease agreements also provide for payment of certain annual operating costs, including common area maintenance fees, insurance, property taxes, and water. Total lease expense charged for the year ended December 31, 2021 and 2020, was $414,927 and $328,112, respectively.

The Company leases kitchen equipment and office space from two of the entity owners at $6,000 a month through May 2023, with an automatic renewal at five years. No indication to terminate the lease has been given and a 13% increase goes into effect in May 2023.

The following is a schedule of future minimum lease payments of the non-cancelable operating leases:

Year ending December 31,

		2021
2022	$	364,578
2023		388,760
2024		447,622
2025		408,812
2026		357,292
Thereafter		797,848
	$	2,764,912

9. CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at financial institutions located in Texas under the name of the various entities. Accounts at these institutions are federally insured and at times, the Company may have exposure to uninsured cash balances. As of December 31, 2021 and 2020 the balances did not exceed the limit.

For the year ended December 31, 2021, the Company purchased materials from one supplier which accounted for approximately 13% of total purchases. Payables to this vendor represented approximately 37% of total payables as of December 31, 2021.

For the year ended December 31, 2020, the Company purchased materials from one supplier which accounted for approximately 20% of total purchases. Payables to this vendor represented approximately 24% of total payables as of December 31, 2020.

10. PAYCHECK PROTECTION PROGRAM LOANS

In response to the COVID-19 pandemic, the Paycheck Protection Program ("PPP") was established under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act and administered by the Small Business Administration ("SBA"). Organizations who met the eligibility requirement set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with the accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of fulltime employees maintained by the organization. In April 2020, the Company received total loans of $327,500 under the PPP. The Company received full forgiveness of the loan in February 2021, which is included in other income during the year ended December 31, 2021. In February 2021, the Company received an additional PPP loan in the amount of $451,093. The Company received full forgiveness of the loans in January 2022, which is recorded as other income during the year ended December 31, 2022.

11. GRANT AND OTHER INCOME

An additional program of the CARES act permitted businesses to apply for the COVID-19 Economic Injury Disaster Loan (EIDL) to receive up to $15,000 in funding from SBA that did not need to be repaid. Each store location applied for funding and the Company received a total of $37,000. The full amounts were forgiven and are included in other income.

As described in Note 5, the Company has other small-business loans from the SBA. From February 2021 to June 2021 the SBA decreased the loan balances by the principal and interest payments for these months, which totaled $34,210. From April 2020 to September 2020 the SBA decreased the loan balances by the principal and interest payments for these months, which totaled $40,836. The forgiven amounts are included in other income during the years ended December 31, 2021 and 2020.

In response to the COVID-19 pandemic, the Company received a grant from the Better Bureau Business in 2020 in the amount of $42,219. The Company recorded this grant as other income during the year ended December 31, 2020.

In response to the COVID-19 pandemic, the Company received a grant from the SBA in 2021 in the amount of $147,975. The Company recorded this grant as other income during the year ended December 31, 2021.

12. EMPLOYEE RETENTION CREDIT

The CARES Act also provides an employee retention credit ("ERC"), which is a refundable tax credit against certain employment taxes. The 2020 tax credit is equal to 50% of qualified wages paid to employees, capped at $10,000 of qualified wages per employee, through December 31, 2020, or $5,000 per employee. Additional relief provisions were passed by the United States government which extend and expand the qualified wage caps on these credits through September 30, 2021, raising the tax credit to 70% of qualified wages, or $7,000 per employee, per quarter. During the year ended December 31, 2021, the Company recognized a gain of $398,630 related to credits for both 2020 and 2021.

13. SUBSEQUENT EVENTS

The Company is in the process of opening three store locations in Houston, Texas which are scheduled to open in 2023.

The Company issued a note payable to Forum Gold Investments for $225,000 in May 2022. The note payable has a 12% interest rate and matures in May 2025.

The Company issued a note payable to a related party for $85,000 in January 2023. The note payable has a 14% interest rate and matures in January 2024.

The Company has drawn loans from Square (the Company's point of sale software and payment processor), in January and February 2023 in the amount of $353,672 for working capital and to partially fund the construction of the three stores in Houston.

In 2023, the Company intends to offer securities in a securities' offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker dealer and FINRA member.

The Company has performed a review of events subsequent to the consolidated balance sheet date through March 7, 2023, the date the consolidated financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures

Company: Lick Honest Ice Creams

Market: Ice cream

Product: Artisanal ice cream



Company Highlights

- Ethically-sourced, artisanal ice cream brand, which has reportedly served over one million orders at its eight physical locations across four Texas cities since 2018
- Per the company, same store sales increased by an average of 46% from 2021 to 2022 across the five of their physical locations that were open during the period
- Generated over $3.8 million in revenue in 2022, an increase of 35% year-over-year
- Featured as one of the best ice cream shops in Austin, Texas[i] [ii] [iii] and recognized nationally by Food & Wine,[iv] the Food Network,[v] and Forbes[vi]

WHY IT'S INTERESTING

When was the last time you ate ice cream? Well, if you're anything like the average American, then your answer is probably within the past week—or even within the past day. According to a study by the International Dairy Foods Association (IDFA), 73% of ice cream eaters consume the product at least once per week, with the average American eating approximately 20 pounds of ice cream every year. To fulfill this demand, ice cream makers churn out 1.38 billion gallons annually,[vii] which equates to nearly 2,000 Olympic-sized swimming pools.[viii] In terms of dollars, the market opportunity for ice cream production was valued at $10+ billion in 2022.[ix] However, some of the biggest brands in the industry use low-quality and artificial ingredients in their manufacturing process.[x] As Americans are adopting clean eating habits,[xi] which consist of eating foods as close to their natural state as possible with minimal, if any, chemical additives or preservatives,[xii] ingredient control is an opportunity for premium brands. Additionally, sustainable eating is a top priority among American consumers, meaning premium brands that focus on ingredient control have an opportunity to capitalize on this macro trend.[xiii]

Lick Honest Ice Creams (Lick Ice Creams or Lick) is an Austin-based ice cream company that produces artisanal, locally-sourced, and Texas-inspired ice creams, which have made it a Texas-favorite[xiv] [xv] [xvi] and garnered it national recognition. [xvii] [xviii] [xix] Since opening its first "Scoop Shop" in 2011, the Company reports customers have flocked to its eight physical locations across four Texas cities (Austin, San Antonio, College Station, and Houston), which collectively fulfill hundreds of thousands of orders, or an estimated 1 million ice cream scoops (one half cup of ice cream) per year. Its ice cream flavors can also be found within major grocery retailers at select Whole Foods[xx] and Central Market[xxi] locations within Texas.


In the last three years, Lick has opened four new locations, with one recently opening in Century Square at College Station, Texas less than one year ago and another that opened at Braes Heights in Houston, Texas in July 2023. The company plans to continue its expansion in the Houston market with two additional locations—one planned to open in 2023 and another is slated for 2024. To help fuel this growth, the company is raising up to $1,235,000 in capital, a majority of which is expected to be used to develop these new locations.

EXECUTIVE SNAPSHOT

Lick Ice Creams offers farm-to-scoop ice cream crafted from responsibly sourced, peak-season ingredients from local farmers and Texas food artisans, creating a delicious, soy-free, palm-oil-free, and preservative-free product. The company is committed to sustainability, supporting the Texas community, and creating unique and exciting flavors. Since inception in 2011, the company has established eight brick-and-mortar Scoop Shops across Austin, San Antonio, College Station, and Houston, Texas. The company also offers national delivery across the country, enabling customers to get craft batch ice cream delivered to their door at any time of the year.

Additionally, Lick Ice Cream has received national recognition for its clean, honest ice cream including:

- Gayot: 2022 Best Ice Cream Shops in the U.S., ranked #5[xxii]
- Food & Wine: The Best Ice Creams in Every State in 2021[xxiii] and 2022[xxiv]
- Food Network: 50 Scoops, 50 States[xxv]
- Forbes: Holiday Gift Guide 2019 – The Best New Ice Cream Flavors[xxvi]
- People Magazine: Featured in an episode of American Doers in 2017, a 12-part video series featuring original thinkers, innovators, craftspeople, risk-takers and artisans across the U.S.[xxvii]

PERKS

In addition to the perks below, investors that purchase the first 250,000 Crowd Notes, and thereby fund the first $250,000, will receive Crowd Notes with a conversion provision based on a $9 million valuation cap instead of a $10 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into units of non-voting preferred interests at a price based on the lower of (A) a 20% discount to the price per share for preferred interests by investors in the equity financing or (B) the price per unit paid on a $10 million or $9 million valuation cap. Please refer to the Crowd Note for a complete description of its terms, including the conversion provisions.

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below are subject to Regulation CF investment limits.

For the first 7 days (by 11:59 pm September 20, 2023):

- Anyone who invests $100 or $500 within the first 7 days of the offering gets a Lick T-shirt
- Anyone who invests $1,000 or more within the first 7 days of the offering gets an engraved Lick Ice Cream scoop

For the entire campaign:

- **$100 –** $50 Lick Ice Creams gift card (in store use only)



- **$500 -** $250 Lick Ice Creams gift card + virtual annual Lick Town Hall with CEO & CFO (gift cards in store only)
- **$1,000 –** Inner Circle Investor Membership, which includes monthly "Scoop" updates from the Lick management team + all of the above
- **$2,500 –** Choose-your-own 6 pints of Lick Ice Creams shipped anywhere within the United States + all of the above
- **$5,000 –** Behind the Scenes Tour of Lick HQ + all of the above
- **$10,000 –** Private party in a Lick shop, with the option to add-on a dinner with Lick founders Anthony & Chad
- **$25,000+ –** Lick for a decade: $1,000 a year of Lick Ice Cream for 10 years + all of the above

COMPANY SUMMARY

Opportunity

With over a billion gallons of ice cream produced in 2022, ice cream remains a highly demanded dessert and snack among Americans.[xxviii] At the same time, this food category is considered an indulgence due to its high calorie count.[xxix] Yet, it can be a lucrative indulgence for producers. For instance, the U.S. ice cream production market was valued at over $10 billion in 2022.[xxx] Ice cream producers, including retailers (scoop shops), are noticing trends within this industry in which consumers demand premium ice cream products and "healthier," options. According to the IDFA, 47% of surveyed consumers of ice cream considered themselves health-conscious. Moreover, consumers are demanding high quality ice cream when they choose to indulge, as premium ice cream products are the most popular ice cream type among consumers.[xxxi] While health-conscious consumers are influencing the industry, sustainable eating is another top trend. Factors such as where ingredients come from, how they are produced, and the sustainable impact of these production methods can be important sustainability factors consumers consider when buying food products.[xxxii]

Lick Ice Creams is an ice cream company that takes pride in serving 'honest' products to its customers. More specifically, it's on a mission to craft and serve the highest quality ice creams with honesty and integrity, which it hopes will connect people to people, and people to a sense of space. The company's ice cream is made from a proprietary base recipe crafted from a single dairy source of grass-grazed cows. Additionally, the company makes all of its products from scratch and leverages 100% clean ingredients that are sourced from sustainable and responsible farmers and artisans. Lick Ice Creams provides several dairy-based flavors including Caramel Salt Lick[xxxiii] and Roasted Beets & Fresh Mint as well as dairy-free flavors such as Banana Pudding and Chocolate Chocolate.[xxxiv]

Product

Lick Ice Creams produces a variety of ice cream products from its proprietary base recipe that's crafted from a single source of dairy via grass-grazed cows. The company uses 100% scratch and clean ingredients that are sourced from sustainable and responsible farmers and artisans. As a result, the company's ice cream is 100% non-GMO, soy-, corn-, and palm oil-free. Lick Ice Cream also provides dairy-free and vegan ice cream options in addition to its dairy-based products.


Flavors

Lick Ice Cream produces a variety of ice cream flavors throughout the year. Its "Everyday" and Dairy-Free/Vegan flavors are available year-round. The Lick team prides itself in flavor development, as it has designated seven seasons throughout the year centered around flavor themes, in which the team produces limited production runs of select flavors, some of which are featured below. [xxxv] [xxxvi] [xxxvii] [xxxviii]

Available Everyday	Seasonal	Dairy-Free/Vegan
- Caramel Salt Lick - Coffee with Cream - Dark Chocolate, Olive Oil, and Sea Salt - Texas Sheet Cake - Milk Chocolate - Hill Country Honey & Vanilla Bean - Roasted Beets & Fresh Mint - Goat Cheese, Thyme & Honey	- Hazel's Pumpkin Pie - Caramel Apple Pie - Spiced Sweet Potato Pie - Apple Cheddar Shortie - Lemon Poundcake - Peach Leaf Graham Crunch	- Date Pudding Cake - Coconut Chia Chai - Banana Pudding - Spicy Coconut Peanut & Strawberry Swirl - Chocolate Chocolate


Dark Chocolate, Olive Oil & Sea Salt


Banana Pudding


Caramel Salt Lick


Roasted Beets & Fresh Mint


Goat Cheese, Thyme & Honey


Milk Chocolate

Sandwiches



Lick Ice Cream currently provides four ice cream sandwiches including, Caramel Salt Lick, Hill Country Honey & Vanilla Bean, Vegan Vanilla, and Dark Chocolate, Olive Oil & Sea Salt.xxxix

  

| Caramel Salt Lick | Vegan Vanilla / Hill Country Honey & Vanilla Bean | Dark Chocolate, Olive Oil & Sea Salt |

Toppings

In addition to its ice cream products, the company also makes several toppings from scratch including peach sauce (vegan, dairy, and wheat-free), caramel sauce (wheat-free), toasted Texas pecans (vegan and wheat-free), chocolate cookie crumble (non-GMO), and rainbow sprinkles (non-GMO and wheat-free).

  

National Delivery

Outside of its eight Scoop Shops, the company also offers a variety of packages and kits that are available for national delivery. Some of these products include a six-pint ice cream package, an assorted 10 pack of ice cream sandwiches, a Fundae Kit (both vegan and non), a Frosty Hot Cocoa Gift Box, and seasonal ice cream packages that contain six pints. Lick Ice Cream also offers a Holiday Ice Cream Pies package that enables customers to select two pies such as Hazel's Pumpkin and Vegan Chocolate Chocolate.







Research and Development (R&D)

R&D of new flavors takes place at Lick's headquarters in Austin, Texas. This process is centered around evoking an emotion through flavor, beginning with a simple memory—and bringing that memory back to life.

"All inspiration starts with something as simple as a memory. It could be a scent that's locked in your brain, a taste that you can never seem to duplicate, a feeling you had as a child. Letting it marinate in the past is an impossible thought, so you get to work on how to bring it back to life.

Research and development starts with the very simple concept of recreating that memory. The coffee your grandmother used to make you, the pumpkin pie she made for every family Thanksgiving. The cake your grandfather always bought for birthdays, or the sugary cereal your mother never let you have. With that impetus, you start from the bottom. What were the smells like? What do you remember about the texture? How did it make you feel?"

– Kendall Melton, Director of Culinary Operations

Once an idea is unlocked, a series of culinary trial-runs begin to bring that memory into the present day. One of the team's beloved hits is the cereal-inspired Loopy Fruit flavor. The crunch, citrus taste, and sweetness profile of the flavor was birthed from the memory of the sugary breakfast cereal. While the team has a litany of successful flavors under its belt, it is constantly learning from the failures that come with developing entirely new, bold flavors.



R&D is also influenced by seasonal flavor themes that are released for 3-4 months. The development of these flavors is influenced by the availability of seasonal produce. For example, blueberry is one of its popular summer flavors and, due to seasonality changes to the growing season, Lick's release of blueberry-inspired flavors has been pushed later in the summer season compared to its release date in previous years.

Use of Proceeds

If Lick Ice Creams raises the minimum ($25,000) offering amount, it expects to use all of the proceeds towards Scoop Shop Development after accounting for the 5% intermediary fee. If it raises the maximum ($1,235,000) offering amount, it intends to use the proceeds as follows:



Percentages are rounded to the nearest hundredth of a percent

- **Intermediary Fees:** Fees paid to the intermediary for the offering.
- **Marketing Expenses:** General marketing expenditures related to updating its branding design and new signage packages for its physical shops.
- **Manufacturing (Co-packing):** Find potential co-packers and fund first production runs for "everyday" flavors.
- **Future Wages:** Salary expenditures for an Events Director and Director of Operations.
- **Scoop Shop Development:** Expenses related to the opening of new shop locations in Houston, Texas (see the Product Roadmap section below for additional information).
- **Shop Renovations:** Renovations to existing shop locations, including new paint, wallpaper, and physical asset installations and repairs.



Product Roadmap

Flavors

At Lick's Headquarters, flavor development is segmented across seven "seasons" throughout the year—citrus, spring, early-summer, summer, back to school, fall, and holiday. These pre-determined seasons are also influenced by the availability of ingredients during each season. For example, citrus flavors are generally released in the first few months of the year, which coincides with peak season for oranges, grapefruits, lemons, and limes.[xl] An overview of some of Lick's seasonal flavor themes that drive the development of new or enhanced flavors of previously released ice creams are as follows:

- Citrus (orange, lemon, lime): January – March
- Spring (lemon, strawberry, purple carrots, tangerine): March – May
- Early-Summer (cilantro, peaches, strawberry): May – June
- Summer (similar to early-summer, including strawberry, peaches, lemon): June – August
- Back to School (chocolate, fluffernutter, horchata, milk and cookies): August – September
- Fall (pumpkin pie, bacon, apple pie, caramel): September – November
- Holiday (peppermint, rum, eggnog, marshmallow): November – January

The following are recently released flavors celebrating the start of summer 2023:





Strawberry Margarita	Orange You Glad It's Pride?
Happy hour is anytime with this refreshing classic! Dulce Vida Tequila & limes are swirled into our dairy base and finished with a perfectly salty swirl of Texas strawberry jam. Salud, y'all! (contains alcohol)	Celebrating Austin's Pride Month with this zesty orange and vanilla dream, churned with all natural Supernatural rainbow sprinkles. So good, we can't even think straight!





Lemon Poundcake

Our spin on classic lemon pound cake, made with our own fresh lemonade, is folded into a tart lemon and fresh mint ice cream. (contains wheat and egg)



Peach Leaf Graham Crunch

Made with peaches and peach leaves, Peach Leaf Graham Crunch is an almond-flavored ice cream, folded with homemade cinnamon crumble.

New Shop Locations

Continuing with its Texas expansion plans, Lick entered the Houston market this year with its first location in the city's Braes Heights suburb. The team is expecting to open another Houston location in Autry Park within the second half of 2023. In 2024, Lick has plans for a third location in the city in the East River area. Beyond 2024, the company is considering the Dallas-Fort Worth market as a potential fifth city to expand into.

Business Model

Lick's growth plans in the Texas region currently involve expanding its physical store footprint in new cities across the state. In July 2023, Lick expanded into the Houston market with its new Braes Heights location and plans to open up two additional Houston locations within the next year. As it expands across the state, Lick's Texas locations are expected to serve as a foundation for potential national expansion.

The company believes site selection is key to the success of an individual scoop shop, hence it is getting a large amount of the leadership team's focus and attention, which involves working with third-party real estate firms to select a site and develop it from the ground up. The Company also plans to pursue a co-packing initiative with some of the proceeds from this raise. The goal of working with co-packers is to reduce scoop shop costs while maintaining Lick's ability to produce unique seasonal flavors.

Lick believes its commitment to use clean, ethically-sourced ingredients and support local farms and food artisans make it well positioned in the premium ice cream market. Lick uses homogenized milk and avoids all use of palm oil, corn, and soy. This aligns well with macro trends in consumer markets of moving towards healthier


ingredients and a sustainable supply chain.[xli] Lick has been a steward of these principles since it opened over a decade ago.

Lick Ice Creams currently generates revenue from selling ice cream at its brick-and-mortar Scoop Shops, wholesale to retail grocery stores, and online through an e-commerce model.

Retail: Wholesale & Scoop Shops

Lick's pints and sandwiches are sold to retail grocery stores at varying prices, dependent on the flavor ordered. Wholesale pricing for pints is between $6 and $7 and is approximately $4 for sandwiches.

Within its scoop shops, prices for its ice cream products vary, but in general the company's in-store pricing includes:

TO-GO	SIZES		TOPPINGS	SAUCES	CONES
Pint $9.99	Small 1 to 2 flavors	$5.29	Whipped Cream	Chocolate	Waffle Cone or Waffle Bowl $1.25
Ice Cream Sandwich $5.99	Medium Up to 3 flavors	$6.49	Sprinkles	Caramel	Cake Cone $0.25
	Large Up to 4 flavors	$7.59	Chocolate Cookie Crumble	Seasonal	
	Fundae	$9.19	Toasted Texas Pecans $0.75 each	$0.75 each	

Online

Lick's products can also be purchased online through Goldbelly and shipped nationwide.[xlii] An overview of some of its flavor packages can be seen below:









Lick Ice Cream Essentials - 6 Pints
$104.⁹⁵

Assorted Ice Cream Sandwiches - 10 Pack
$104.⁹⁵

Choose Your Own Lick Ice Cream - 6 Pints
$104.⁹⁵

Choose Your Own - 4 Pints + 4 Ice Cream Sandwiches
$104.⁹⁵











Fundae Kit

$104.⁹⁵

Vegan Fundae Kit

$104.⁹⁵

Frosty Hot Cocoa Gift Box

$104.⁹⁵

Assorted Dairy Free Ice Cream – 6 Pints

$104.⁹⁵

USER TRACTION

Scoop Shops and Shop Traction

Since inception, Lick Ice Creams has established eight brick-and-mortar Scoop Shops across Austin, College Station, San Antonio, and Houston, Texas. The company's current locations include:

South Lamar (South Austin)   North Burnet (North Austin)







Mueller (East Austin)



Pearl (San Antonio)



Hemisfair (San Antonio)



The Rim (San Antonio)



Century Square (College Station)



Braes Heights (Houston)





Since 2018, the Company reports its eight locations have collectively served over one million orders. By shop location, Pearl serves the most customers and closed out 2022 with a total order count of over 91,000. The Mueller, Rim, and Lamar Union locations are the next most popular Lick shops, having served over 53,000, 50,000, and 41,000 orders, respectively, in 2022.

The chart below depicts the quarterly order count of each location since Q1 2018. Due to the seasonality of its business, order demand is at its strongest in Q2 and Q3 of each year, followed by lower demand in the colder months of Q4 and Q1. Additionally, Lick's total demand has been notably impacted by the COVID-19 pandemic, explaining the overall decrease in fulfilled orders during 2020 and 2021. Demand has increased since then, as each shop's (Lamar Union, Pearl, Burnet Road, and Mueller) order count in Q1 2023 aligns with pre-pandemic levels within Q1 2019. Lastly, the chart below depicts three locations which have recently opened: Hemisfair (Q2 2020 opening), The Rim (Q2 2021), and Century Square (Q3 2022).



Since 2018, Lick's average order value (AOV) has increased across its four legacy locations (Lamar Union, Pearl, Burnet Road, and Mueller), which demonstrates the company's ability to capture more value per order and raise prices commensurate with input cost increases. The chart below depicts AOV from 2018 to 2022 for its four legacy locations, which have seen AOVs increase between 5.8% (Pearl) and 8.5% (Mueller) over the period.





Wholesale Channel

Lick also sells wholesale to grocery retailers throughout Texas. Its most notable grocers that carry select products include Whole Foods[xliii] and Central Market.[xliv]





Awards and Accolades

Over the years Lick Ice Creams has received numerous awards and accolades, including notable ones such as:

- Gayot: 2022 Best Ice Cream Shops in the U.S., ranked #5[xlv]
- Food & Wine: The Best Ice Creams in Every State, 2021[xlvi]
- Food Network: 50 Scoops, 50 States[xlvii]
- Forbes: Holiday Gift Guide 2019 - The Best New Ice Cream Flavors[xlviii]
- The New York Times: Five Places to Go in Austin[xlix]
- San Antonio Current: Named the Best Ice Cream in San Antonio in 2023, its sixth-consecutive year of achieving the award[l]







Over the last few years, Lick has consistently generated millions of dollars in annual revenue as it has grown its physical footprint throughout Texas. More recently in Q1 2023, the company reports achieving just over $1 million in sales. More importantly, Q1 2023 doesn't account for the peak season of summer and Lick's expansion into the Houston market, which the company believes could make 2023 a record year for the company in terms of revenue.

Within its last fiscal year in 2022, it achieved 35% revenue growth from the year prior. While it opened two new locations during the time,—Lick at The Rim opened in mid-2021 and at Century Square opened in 2022— its revenue growth can also be attributed to same store sales growth across its five other locations operating during the period. In particular, its Mueller, Hemisfair, and South Lamar locations respectively increased their sales by 73%, 67%, and 38% from 2021 to 2022. Its growth translated into $3.8+ million in annual revenue for 2022. In 2021, Lick reported $2.8+ million in sales versus $2+ million in 2020, which represents a similar year-over-year sales growth of nearly 36%

More noteworthy is the company's gross margins. In 2022, the company achieved gross margins of 66% across its three sales channels, which increased by 1% in Q1 2023. The company believes its premium products provide it with pricing power to command a reputable margin, most notably at its physical locations. Compared to its wholesale and online sales channels, the company targets between 70%-80% gross margins at its physical locations. Below is a monthly snapshot of the company's annual revenue, cost of goods sold (COGS), and gross profit from 2020 to 2022.




As it continues to scale its footprint throughout Texas, Lick has seen increased operating costs in the last few years. In Q1 2023, Lick reported over $700,000 of operating expenses, approximately half of which is attributable to payroll costs. As it expands into the Houston market, Lick expects its full year operating costs to increase compared to 2022. In 2022, the company reported over $3.1 million of operating expenses, an increase of 26.4% year-over-year. Rent expenses (its physical locations lease their properties) and payroll costs account for a majority of its annual operating expenses. Aside from increasing costs that come with opening new locations, such as an increase in payroll expenses, these two operating expense categories are relatively constant throughout the year and may only fluctuate during the warmer months, when it needs to increase its staff to account for higher demand.





Lick's expansion costs have generally translated into annual net losses, with the exception of 2021. In Q1 2023 and in the full year 2022, the company has posted net losses of more than $145,000 and $500,000, respectively. In 2021, the company reported a profitable year when it brought in just under $100,000 to its bottom line. The company believes scaling its operations is crucial to generating cost synergies that may benefit its bottom line in the future. However, expanding its physical footprint results in it incurring upfront development costs that results in unprofitable operating years. Nonetheless, Lick believes as long as it has the capital to expand, scaling for growth is the best strategy for its future.



INDUSTRY AND MARKET ANALYSIS

Dairy Wholesale

According to IBISWorld, the U.S. dairy wholesaling industry is valued at $99.5 billion as of 2022 and is expected to grow to $102 billion by 2027, representing a compound annual growth rate (CAGR) of 0.5%. The industry can be separated into six product segments including cheese, ice cream and frozen dairy, packaged fluid milk and dairy, raw milk and cream, butter, and yogurt. Cheese currently holds the largest share of the market at 24.8%, followed by ice cream and frozen dairy at 18.7%. Looking forward, factors that are expected to bolster market growth include increased demand from supermarkets and grocery stores, rising demand from food services and drinking places, and the price of milk. With the research firm stating that increasing milk costs could potentially boost revenue for wholesalers if they're able to pass the price hikes downstream. However, per capita dairy consumption is a headwind the industry could face, with the firm predicting the metric to decrease in coming years.[li]

Ice Cream

In 2022, the U.S. ice cream production market was valued at $10.6 billion.[lii] As a popular American dessert and summertime snack, ice cream and other frozen novelty producers, including national brands and local shops, produce a wide range of ice cream flavors, add-ons, alternatives (non-dairy products), and delivery methods (cones, pints, bars, sandwiches) in order to meet the varying taste preferences of its consumers. In a recent study conducted by the IDFA, 75% of surveyed participants like to choose from a variety of flavors and ice cream



products and 55% like to try innovative or exotic ice cream flavors, suggesting the most popular ice cream flavors like Chocolate and Cookies N' Cream aren't always the go-to among consumers.[liii]





75% like to choose from a variety of flavors and ice cream products

55% like to try innovative or exotic ice cream flavors

Source: IDFA; Ice Cream & Frozen Novelty Trends Survey, June 2022

In the same survey, it was found that premium ice cream products are among the most popular with consumers, beating out "regular," non-dairy, sorbet, and other frozen ice cream products and alternatives. Additionally, 47% of surveyed consumers consider themselves a health-conscious person, which suggests that ingredient quality and "healthier" alternatives like non-dairy ice creams may appeal to nearly half of these eaters. The data from this survey aligns with this assumption, as three-fifths of surveyed ice cream retailers and processors saw increased demand for non-dairy ice cream.[liv]

By distribution type, grocery stores are unsurprisingly the most popular location where consumers buy ice cream products. However, ice cream shops are the next most popular distribution methods. In the IDFA survey, 39% of participants surveyed stated they buy ice cream at an ice cream shop and eat it at the shop or outside. Additionally, 37% of surveyed consumers stated they buy ice cream at a shop and eat at home. Both statistics suggest ice cream shops remain a popular destination for ice cream and frozen novelty product distribution. In order to drive consumers to either the grocery store or shop locations, marketing and brand visibility is important. Within the survey, 86% of ice cream processors and retailers reported marketing their products locally, indicating that local-level marketing is a fundamental component within their marketing and distribution methods.[lv]

Venture Financing

Lick Ice Creams competes within the broader food products industry. Companies within the industry raised $13 billion during 2022, which was the second highest annual capital invested in the last decade for the industry. Additional venture funding highlights in the industry include:[lvi]

- Total capital invested in the last decade totaled over $66 billion across 14,851 deals
- Capital invested had increased by a 38.6% CAGR from 2016 to 2022
- Capital invested reached a decade-record of $20 billion in 2021





Capital Invested and Deal Count in the Food Products Industry, 2012 - 2022

Source: PitchBook Data, Inc.

COMPETITORS



Jeni's Splendid Ice Creams: Established in 2002, Jeni's Splendid Ice Creams is an artisan ice cream company based out of Columbus, Ohio. Jeni's produces over 40 ice cream flavors such as Green Mint Chip and Salty Caramel, with several dairy-free and gluten-free options also available to customers. Furthermore, the company's ice cream is made from scratch and the milk is sourced from grass-grazed cows in Ohio. Jeni's has over 60 scoop shops throughout the U.S. in cities like Austin, Atlanta, and Charlotte. Additionally, the company's ice cream is available in several retail and grocery stores such as Whole Foods, Harris Teeter, and Giant Food Store. Customers may also order Jeni's ice cream online and have it shipped to their house. Jeni's reportedly generates over $100 million in annual revenue and is growing at a CAGR of 30%.[lvii]



Amy's Ice Creams: Found in 1984, Austin-based Amy's Ice Creams develops artisanal ice creams, dairy-free fruit ices, and frozen yogurt. The company reports having over 350 flavors in rotation each year and has 18 locations in Austin, San Antonio, and Houston.[lviii] Amy's Ice Creams also offers nationwide shipping for select flavors.[lix] Similar to its artisanal competitors, Amy's Ice Creams develops proprietary ice cream flavors such as the beer inspired Guinness flavor, cake batter Congress Parade,[lx] and its infamous Mexican Vanilla.[lxi] Recently, the company opened a new location in Dripping Springs in May 2023[lxii] and is planning to open a Round Rock location later this year,[lxiii] both of which are located in the Austin area.



Cosmic Bliss: Founded in 2005, Cosmic Bliss is a purpose-driven ice cream brand focused on improving the resiliency of the agricultural system through sustainable sourcing and responsible business practices. The company produces ice cream pints, bars, and sandwiches that are plant-based, grass-fed, dairy derived, certified organic, gluten-free, non-GMO project verified, and contain no soy, sugar, alcohols, or artificial sweeteners. Some of its popular



flavors include Twisted Cookie Dough, Peanut Butter Blitz, Hazelnut Fudge Crunch, and Strawberry Lemon Shortbread. Currently, the company does not operate any physical shops, rather it sells ice cream online via its website and wholesale to grocery chains such as Sprouts, Wegmans, and Yes! Organic. Further supporting its sustainable mission, Cosmic supports several organizations focused on sustainable progress and regenerative organic agriculture, through its partnership with 1% for the Planet.[lxiv]

 **Ben and Jerry's (NYSE: UL):** Founded in 1978, Ben and Jerry's is a famous ice cream company that manufactures ice cream, frozen yogurt, sorbet, and other ice cream-based treats. Ben and Jerry's operate a linked prosperity model, meaning it emphasizes items such as supplier diversity, shared value creation, animal welfare, climate change, and sustainable packaging when producing its products. The company continually launches new ice cream flavors and currently offers 98, including 17 non-dairy options. Some of its most popular flavors include Chocolate Chip Cookie Dough, Chocolate Fudge Brownie, and Strawberry Cheesecake. Ben and Jerry's has over 1,000 scoop shops across the world, with around 600 in the U.S. The company's products are also sold in grocery stores such as Walmart and Whole Foods as well online via its website. In 2021, Ben and Jerry's generated revenue of $936 million, making it the top selling ice cream brand in the U.S.[lxv]

EXECUTIVE TEAM

 **Anthony Sobotik, Chief Executive Officer and Co-Founder:** Anthony Sobotik co-founded Lick Ice Creams in 2010 and has served as both its Chief Culinary Officer and Chief Executive Officer. Prior to starting Lick, Anthony spent seven years in New York and the Midwest as a baker and caterer. Anthony brings 15 years of pastry experience, recipe development, expertise in flavor profile composition, and knowledge of clean ingredient sourcing to the company. He holds a Bachelor's degree in Journalism from The University of Texas at Austin.

 **Chad Palmatier, Co-Founder:** Chad Palmatier co-founded Lick Ice Creams alongside Anthony in 2010. Before founding Lick, Chad spent over six years as a Design Consultant for Amity Worrel & Co. He also spent over one year as a Facility Designer for H-E-B and over four years as a Design Manager at L Brands. Earlier in his career, Chad spent nearly three years as a Store Designer for Kenneth Cole. Chad holds a Bachelor's degree in Interior Design from Marymount University.




Alex Navarro, Chief Financial Officer: Alex Navarro joined Lick Ice Creams in 2020 as a Manager of the Ronin Food Group, a Managing Member of the company. Since then, Alex has helped lead strategic growth initiatives alongside Anthony and Chad, and now serves as the company's Chief Financial Officer. Prior to joining Lick, Alex held multiple financial services roles at companies such as the Ronin Society, Wells Fargo, and TCG Advisors for over 10 years. Alex is a CFA® Charterholder and holds a Bachelor's degree in Economics from The University of Texas at Austin.

PAST FINANCING

In 2019, the company raised $150,000 of SAFEs with a $6.5 million valuation cap, which have since converted into membership interests in the company.

In 2020, the company underwent a restructuring, whereby the co-founders' ownership in the company was transferred to CANDA Holdings, an entity controlled by Anthony and Chad. This entity then sold 48% of the company to Ronin Food Group (RFG), at a price which effectively valued the company at approximately $5 million. At the time of this restructuring, Lick received $325,000 from RFG in exchange for 325,000 common membership interest, increasing RFG's ownership to 51%, representing the same implied valuation as the secondary sale mentioned previously. Approximately a year later, RFG completed a second closing on its initial investment in the Company and paid $325,000 for an additional 325,000 common membership interests.

Between 2021 and August 2023, the company issued $1,030,000 of promissory notes. In early 2023, the company took out a series of loans from Square, totaling over $600,000. The terms for these promissory notes and Square loans can be viewed within the Form C.

In mid-2023, Lick raised approximately $411,000 via issuing membership interests to fund its expansion into the Houston market. The funding round valued the company at over $8.4 million.

INVESTMENT TERMS

Security Type: Crowd Notes
Round Size: Min: $25,000, Max: $1,235,000
Discount Rate: 20%
Valuation Cap: $9 million or $10 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred interests at a price based on the lower of (A) a 20% discount to the price per unit for preferred interests by investors in the equity financing or (B) the price per unit paid on a $10 million or $9 million valuation cap. Please refer to the Crowd Note for a complete description of its terms, including the conversion provisions.


Food & Wine: The Best Ice Cream Spots in the U.S.
Community Impact: UPDATE: Lick Honest Ice Creams Coming to Autry Park
Fox7 Austin: Celebrating National Ice Cream Month with Lick Honest Ice Creams
Thrillist: The 12 Best Ice Cream Shops in Austin
Gayot: 2023 Best Ice Cream Shops in the U.S.A.
Food Network Magazine: Take an Ice Cream Tour of America: We Found the Most Amazing Flavor in Every State!

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.thetexastasty.com/around-town/austin/best-ice-cream-in-austin/

[ii] https://www.timeout.com/austin/restaurants/best-ice-cream-austin

[iii] https://www.thrillist.com/eat/austin/best-ice-cream-spots-in-austin

[iv] https://www.foodandwine.com/travel/best-ice-cream-every-state

[v] https://www.foodnetwork.com/restaurants/photos/50-states--50-scoops

[vi] https://www.forbes.com/sites/ambergibson/2019/11/21/holiday-gift-guide-2019-the-best-new-ice-cream-flavors/?sh=2d3166b25ed2

[vii] https://www.idfa.org/ice-cream-sales-trends?referrer=yahoo&category=beauty_food&include_utm=1&utm_medium=referral&utm_source=yahoo&utm_campaign=feed

[viii] https://www.justintools.com/unit-conversion/volume.php?k1=us-gallons&k2=olympic-size-swimming-pool

[ix] https://www.ibisworld.com/industry-statistics/market-size/ice-cream-production-united-states/

[x] https://www.eatthis.com/ice-cream-brands-low-quality-ingredients/

[xi] https://ific.org/media-information/press-releases/2022-food-health-survey/

[xii] https://www.hsph.harvard.edu/nutritionsource/clean-eating/

[xiii] https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/hungry-and-confused-the-winding-road-to-conscious-eating

[xiv] https://www.thetexastasty.com/around-town/austin/best-ice-cream-in-austin/

[xv] https://www.timeout.com/austin/restaurants/best-ice-cream-austin

[xvi] https://www.thrillist.com/eat/austin/best-ice-cream-spots-in-austin

[xvii] https://www.foodandwine.com/travel/best-ice-cream-every-state

[xviii] https://www.foodnetwork.com/restaurants/photos/50-states--50-scoops



xix https://www.forbes.com/sites/ambergibson/2019/11/21/holiday-gift-guide-2019-the-best-new-ice-cream-flavors/?sh=2d3166b25ed2

xx https://www.wholefoodsmarket.com/search?text=ice+cream

xxi https://www.centralmarket.com/product/lick-fresh-mint-chocolate-chip-ice-cream-1-pt/2239732

xxii https://www.gayot.com/restaurants/top-best-ice-cream-shops-in-the-usa.html

xxiii https://www.foodandwine.com/travel/best-ice-cream-every-state

xxiv https://www.foodandwine.com/travel/best-ice-cream-spots-us

xxv https://www.foodnetwork.com/restaurants/photos/50-states--50-scoops

xxvi https://www.forbes.com/sites/ambergibson/2019/11/21/holiday-gift-guide-2019-the-best-new-ice-cream-flavors/?sh=4177c4d15ed2

xxvii https://www.yahoo.com/news/austin-couple-turns-love-ice-150140795.html?guccounter=1

xxviii https://www.idfa.org/ice-cream-sales-trends?referrer=yahoo&category=beauty_food&include_utm=1&utm_medium=referral&utm_source=yahoo&utm_campaign=feed

xxix https://www.eatthis.com/effects-of-ice-cream/

xxx https://www.ibisworld.com/industry-statistics/market-size/ice-cream-production-united-states

xxxi https://www.idfa.org/wordpress/wp-content/uploads/2022/06/IDFA-Ice-Cream-Frozen-Novelty-Trends-2022-Report_6-21.2022-for-Press.pdf

xxxii https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/hungry-and-confused-the-winding-road-to-conscious-eating

xxxiii https://www.ilikelick.com/everyday

xxxiv https://www.ilikelick.com/vegan-dairy-free

xxxv https://www.ilikelick.com/everyday

xxxvi https://www.ilikelick.com/vegan-dairy-free

xxxvii https://www.ilikelick.com/seasonal

xxxviii https://www.facebook.com/photo/?fbid=5708549335895399&set=a.127916963958692

xxxix https://www.ilikelick.com/sandwiches

xl http://greenbeandelivery.com/blog/weekly-inspiration/its-peak-season-for-citrus-fruit/

xli https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/hungry-and-confused-the-winding-road-to-conscious-eating

xlii https://www.goldbelly.com/lick-honest-ice-cream

xliii https://www.wholefoodsmarket.com/search?text=ice+cream

xliv https://www.centralmarket.com/product/lick-fresh-mint-chocolate-chip-ice-cream-1-pt/2239732

xlv https://www.gayot.com/restaurants/top-best-ice-cream-shops-in-the-usa.html

xlvi https://www.foodandwine.com/travel/best-ice-cream-every-state

xlvii https://www.foodnetwork.com/restaurants/photos/50-states--50-scoops

xlviii https://www.forbes.com/sites/ambergibson/2019/11/21/holiday-gift-guide-2019-the-best-new-ice-cream-flavors/?sh=4177c4d15ed2

xlix https://www.nytimes.com/2016/09/04/travel/five-places-to-go-in-austin.html

l https://www.sacurrent.com/best-of/2023/food-and-drink/best-ice-cream-32250131

li https://acrobat.adobe.com/link/review?uri=urn:aaid:scds:US:473a5809-a7ee-346c-a1b6-db52173ab886

lii https://www.ibisworld.com/industry-statistics/market-size/ice-cream-production-united-states

liii https://www.idfa.org/wordpress/wp-content/uploads/2022/06/IDFA-Ice-Cream-Frozen-Novelty-Trends-2022-Report_6-21.2022-for-Press.pdf



liv https://www.idfa.org/wordpress/wp-content/uploads/2022/06/IDFA-Ice-Cream-Frozen-Novelty-Trends-2022-Report_6-21.2022-for-Press.pdf

lv https://www.idfa.org/wordpress/wp-content/uploads/2022/06/IDFA-Ice-Cream-Frozen-Novelty-Trends-2022-Report_6-21.2022-for-Press.pdf

lvi PitchBook Data, Downloaded June 21, 2023

lvii https://www.qsrmagazine.com/exclusives/jenis-ceo-john-lowe-retires-after-13-years-growth - :~:text=From four shops to %24100,'

lviii https://amysicecreams.com

lix https://shop.amysicecreams.com/collections/ship

lx https://amysicecreams.com/flavor-list/

lxi https://amysicecreams.com

lxii https://www.kvue.com/article/money/economy/boomtown-2040/amys-ice-creams-to-open-dripping-springs/269-b23e24e6-5ef2-43ae-a44a-2fae13507486

lxiii https://communityimpact.com/austin/round-rock/impacts/2022/09/06/amys-ice-creams-to-expand-with-first-round-rock-location-in-2023/

lxiv https://www.cosmicbliss.com/blog/post/why-were-partnering-with-1-for-the-planet

lxv https://www.statista.com/statistics/190426/top-ice-cream-brands-in-the-united-states/

EXHIBIT C

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Lick Ice Creams LLC
2000 Windy Terrace, Suite 3D
Cedar Park, TX 78613

Ladies and Gentlemen:

The undersigned understands that Lick Ice Creams LLC, a limited liability company organized under the laws of Texas (the "Company"), is offering up to $1,235,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated September 14, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on February 12, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the

1

Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

    b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

    c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

    d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

    a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Lick Ice Creams LLC 2000 Windy Terrace, Suite 3D Cedar Park, TX 78613 Attention: Alejandro Navarro
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Lick Ice Creams LLC
By_____ Name: Title:

EXHIBIT D

Crowd Notes

Lick Ice Creams LLC

CROWD NOTE

FOR VALUE RECEIVED, Lick Ice Creams, a Texas limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is February 12, 2024.

1. Definitions.

    a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred membership interests issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred membership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding preferred membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred membership interests, (ii) exercise of all outstanding options and warrants to purchase preferred membership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,235,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's preferred membership interests that is identical in all respects to the preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred membership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are not a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    a.   **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b.   **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c.   **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d.   **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Lick Ice Creams LLC

CROWD NOTE

FOR VALUE RECEIVED, Lick Ice Creams, a Texas limited liability company (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $9 million.

The "**Discount**" is 20%.

The "**Offering End Deadline**" is February 12, 2024.

1. Definitions.

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, of the Company's preferred membership interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per interest for preferred membership interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's organization or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of outstanding preferred membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for preferred membership interests, (ii) exercise of all outstanding options and warrants to purchase preferred membership interests and, in the case of Section 1(b), and (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,235,000.00 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean a series of the Company's preferred membership interests that is identical in all respects to the preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per interest of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series members shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series members shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000.00 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Interests pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Interests upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred membership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Interests; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a limited liability company duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Articles of Organization or Operating Agreement, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Equity**. The Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the truth and accuracy of the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

4

proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c. **Required Information**. The Investor acknowledges that they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made his, her or its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they are <u>not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's managing members to be advisable to reorganize this instrument and any Conversion Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its managing members, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Pitch Deck



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.







THE ORIGIN

Anthony Sobotik and Chad Palmatier met in New York City in 2005. It was an instant connection of two small town boys in the big city. Both from rural farming communities, Anthony hails from Halletsville, Texas and Chad from Lancaster, Pennsylvania.

It was during multiple trips to their hometowns that the two, who love to eat, realized that they always enjoyed fine seasonal ice creams made with fresh local milk and cream in Lancaster, but Texas offered nothing of the sort.

The seed was planted as the years progressed, Anthony and Chad began developing a plan to bring **clean, artisan, locally sourced, seasonal, and Texas-inspired ice creams** to the Lone Star State!

In 2010, the couple made the move to Austin and created Lick Honest Ice Creams, opening the first scoop shop on South Lamar Boulevard in October 2011.







WHAT WE DO

We make honest ice creams!

- Proprietary base recipe crafted from a single source of dairy from grass-grazed cows

- Seasonally supported flavors

- 100% clean ingredients sourced from sustainable and responsible farmers and artisans

- Every single component (sauces, cakes, marshmallows, etc.) is made from scratch

- 100% Non-GMO, soy, corn, and palm oil free

- Equally delicious dairy-free & vegan options

- We use compostable serveware and recycle

- We care about and contribute to our community

We know the source of our ingredients, so you **know what you're licking!**






WHO WE DO IT WITH

We celebrate and support family farmers & artisans



Miller Family of Mill-King Creamery
- McGregor



Bob and Robin of SRSLY Chocolate
- Austin



Amelia of Pure Luck Farm & Dairy
- Dripping Springs



Pam McCaskill of Austin Orchards
- Del Valle



WHY WE DO IT

Mission Statement

To craft and serve the highest quality ice creams with honesty and integrity, thereby connecting people to people and people to a sense of place.

Vision Statement

An enlightened, connected, transparent food system that supports and empowers local farmers, food artisans, and small businesses.



OUR SCOOP SHOP EXPERIENCE

Our scoop shops are inspired by our ice creams: simple but refined. The environment is warm and inviting but clean and modern, designed to focus attention on the ice creams and our mission.





Aldrich Street at Mueller
-Austin



Burnet Road
-Austin



Pearl
-San Antonio





Hemisfair
-San Antonio



Not Pictured:
South Lamar Blvd. (Austin)
Lick at the Rim (San Antonio)
Century Square (College Station)

LOCAL & NATIONAL ACCOLADES

Forbes

"Despite the brand's resounding success and inevitable growth, the couple remain as humble as when they started, and just as committed to excellence, their favorite causes and each other"

The New York Times

People

WILLIAMS-SONOMA

FOOD & WINE

Tasting Table

"The Ice Cream Sandwich of Summer, 2018"

food network

contiki — TRAVEL WITH NO REGRETS

THE HUFFINGTON POST

UNIQUE Sweets

FOX 7 AUSTIN



Southern Living

THE AUSTIN CHRONICLE

Parade

COMMUNITY IMPACT

MARTHA STEWART

PAPER CITY.

GQ

Condé Nast Traveler

yahoo! news

San Antonio MAGAZINE





thrillist

AMERICAN LIFESTYLE

LEADERSHIP TEAM

Anthony Sobotik Co-Founder & Chief Executive Officer

Before co-founding Lick Honest Ice Creams, Anthony worked in the culinary field as a baker and caterer for seven years in New York and the Midwest. Today, he brings his 15 years of pastry experience, recipe development, expertise in flavor profile composition, and knowledge of clean ingredient sourcing as the company's CEO.



Chad Palmatier Co-Founder

Prior to co-founding Lick Honest Ice Creams alongside Anthony, Chad spent nearly two decades as an interior designer at Texas' own H-E-B, L Brands, Kenneth Cole Productions, and Tvsdesign. His knack for creating aesthetically pleasing and functional interior spaces with the brand at the forefront led him into his current role as Chief Brand Officer for Lick.



Alejandro (Alex) Navarro Chief Financial Officer

Alex Navarro has been with Lick Honest Ice Creams since 2020 as a Manager of the Ronin Food Group, a Managing Member of the company. Since then, Alex has helped lead strategic growth initiatives alongside Anthony and Chad. As an Austin native, Alex holds a CFA and brings over 15 years of financial experience to his current role as CFO.





SCALABLE RETAIL CONCEPT

- Simple shop operations with centrally produced product

- Major target markets located within a four-hour drive

- Easy open shops adaptable to multiple size footprints

- Great co-tenancy

- Freezer-based product

- Controllable supply chain



Regional Expansion Plan

2024
2022
2022
2011
2014

- Current Market
- Future Market
- HQ/Production Kitchen

RETAIL / WHOLESALE EXPANSION PLAN


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
IN
KY
TN
AL
OH
WV
VA
NC
SC
GA
FL
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
Current Retail Market
Future wholesale Market



GROWTH PLAN

Lick Honest Ice Cream USPs ("Unique Selling Propositions")

Since 2011, Lick Honest Ice Creams has been offering farm-to-scoop flavors crafted from responsibly sourced, peak-season ingredients from local farmers and Texas food artisans, creating a delicious, soy-free, palm oil-free, and preservative-free product.

We are committed to sustainability, supporting the Texas community, and creating very exciting flavors.



GROWTH PLAN

HOW DO WE PLAN TO ACHIEVE GROWTH?

INVEST IN AND LEVERAGE

I. Building Talent:

- Hire experienced natural channel sales team
- Attract and retain experienced culinary team
- Outsource support services (IT, HR, Payroll, future fulfillment) to manage people costs

II. Building production capacity:

- Build partnerships with high quality certified co-packers
- Build partnerships with high quality food (ingredients) suppliers and build supply chain / logistics capabilities
- Contract with specialized distributors
- Contract with strategically located cold storage facilities
- Contract with frozen freight service providers



GROWTH PLAN

HOW DO WE PLAN TO ACHIEVE GROWTH?

INVEST IN AND LEVERAGE

III. Building brand recognition

- Build partnerships with strategic brokers
- Contract with strategic marketing services (ex: Preacher)
- Continue to feature Founders and drive value through free PR

IV. CPG Growth: Plan Strategically to Target

- Natural Product Channel for CPG growth
- CPG ("Consumer Packaged Goods") Retailers who fit with our go-to-market strategy and USPs in order to command a premium price on the shelf
- Grow strategically across the country on region-by-region basis

V. Drive growth through our scoop shops and eCommerce

- Organic growth through LSM ("Local Store Marketing") and on-going new seasonal flavors
- Target new eCommerce platforms







THANK YOU!

We appreciate your consideration!

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Lick Ice Creams Video Transcript

Hi, my name is Anthony and I'm Chad, and together we founded Lick Honest Ice Creams. This is how our small ice cream company went from this to this. So, we opened our first scoop shop in Austin, TX in 2011, and it was a heavy lift. We sold our house to fund the opening of the first scoop shop and had friends and family help us get it open. Lots of credit cards to the max.

We were there every single day. I worked in the shop with my sister and made every single thing that went into the ice creams, including the ice cream base myself, every day. My sister worked in the front. She made waffle cones. Chad was working his other job. He would drive in in the evenings, got 80 mile commute each way, each day. So, it was... it was a lot, but we loved it, so that's why we did it. At the end of our first summer, we realized that we were profitable.

We had built our second shop in San Antonio at historic Pearl. We joined local grocers like Central Market and Whole Foods and, I don't know, 100 other small grocers. So fast forward to 2023 and we currently have 7 school shops in Austin, San Antonio, and College Station and soon to add 2 more in Houston.

So we're serving about 300,000 people a year, which is about a million scoops annually, which is just insane. It took a lot of testing new flavors, visiting local farms, working with our wholesale partners, and building a strong community through our scoop shops to get us where we are today. And to date, Lick has invested just over $2,000,000 in our local food economy by buying directly from family-owned farms and food gardens.

All our milk and cream come from grass-fed, very happy cows from family-owned dairies. And what really makes Lick unique compared to other ice cream grants that were multi-unit operator who still sources exclusively from family farms and food artisans. And, we're making every single thing from scratch that goes into the ice cream, and because we do that, and we've done that from the very beginning, we are in complete control of what goes into the ice cream.

So we can be free of soy, free of palm oil, free of anything artificial. We've never had to compromise on that. And naturally, you know, our vision going forward is that to work with these partners we've lined up so that every pint of ice cream you get from Lick, whether it be in Palm Springs or Portland, will have the same commitment to sourcing and producing the ice cream that exact same way.

We've grown our business by never compromising kind of high standards and always taking to our value propositions. So, those two key components plus good old fashioned hard work and this amazing team that we've built around us over the last decade have brought us to this next phase for Lick Honest Ice Creams, and we're looking for like-minded individuals to invest with us and join this community.

Join us! You get a Lick, you get a Lick!